The information in this prospectus supplement is not complete and may be changed. We may not deliver these securities until a final prospectus supplement is delivered. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT (Subject to Completion)	Issued December 5, 2005
(To Prospectus dated December 2, 2005)
$
Kansas City Southern
            % CUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK

Dividends payable on February 15, May 15, August 15 and November 15

Kansas City Southern is offering                   shares of its cumulative convertible perpetual preferred stock.
We have entered into an agreement to use substantially all the net proceeds from the sale of our preferred stock to purchase 9,000,000 shares of our common stock formally owned by Grupo TMM, S.A. (“TMM”), at a price per share equal to the net proceeds per share (before expenses) that TMM receives for                   shares of our common stock offered concurrently herewith in a secondary offering. We will use the remainder of the proceeds for general corporate purposes. This offering is contingent upon the concurrent offering of our common stock by TMM.
Dividends on the preferred stock are payable, when, as and if declared by our board of directors, out of funds legally available therefor, at the rate of          % per annum of the liquidation preference, quarterly in arrears, commencing February 15, 2006. Dividends on the preferred stock will be cumulative from the date of issuance. Accumulated but unpaid dividends cumulate at the annual rate of          %. We may pay dividends in cash, shares of our common stock, or any combination of cash and shares of our common stock, at our discretion. Shares of our common stock delivered to you as dividends will be valued at a 3% discount to their market value.
Each share of preferred stock will have a liquidation preference of $1,000 and will be convertible, at any time, into shares of our common stock at a conversion rate of                   shares of common stock for each share of preferred stock, subject to specified adjustments. In addition, if a holder elects to convert its shares of preferred stock in connection with the occurrence of a designated event that is also a fundamental change, the holder will be entitled to receive additional shares of common stock upon conversion in certain circumstances.
Upon a designated event, as defined herein, holders may, subject to legally available funds, require us to redeem any or all of their shares of preferred stock at the liquidation preference, plus any accumulated and unpaid dividends to the date of redemption, which we may pay in either cash, shares of our common stock or any combination thereof at our option. Holders will have no other right to require us to redeem the preferred stock at any time. On or after February 20, 2011, we may, at our option, cause all, and not less than all, outstanding shares of preferred stock to be automatically converted into shares of our common stock at the then prevailing conversion rate, but only if the closing sale price of our common stock multiplied by the conversion rate then in effect equals or exceeds 130% of the liquidation preference for 20 trading days during any consecutive 30 trading day period, and if we have paid all accumulated and unpaid dividends on the dividend payment date immediately preceding the forced conversion date. For a more detailed description of the preferred stock, see “Description of the Preferred Stock” beginning on page S-    .
Prior to this offering there has been no public market for the preferred stock. Our common stock is listed on the New York Stock Exchange under the symbol “KSU.” On December 2, 2005, the last reported sales price of our common stock was $25.00 per share.

Investing in the preferred stock involves risks. See “Risk Factors” beginning on page S-            of this prospectus supplement and “Risk Factors” beginning on page             of the accompanying prospectus.

PRICE                   A SHARE PLUS ACCUMULATED DIVIDENDS, IF ANY

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Kansas City Southern

Per Share	$	$	$
Total	$	$	$
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on December     , 2005.

MORGAN STANLEY
December —    , 2005

      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus supplement or the date of such information as specified in this prospectus supplement, if different.

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information in this prospectus supplement and the accompanying prospectus, but it may not contain all of the information that you should consider before deciding to invest in our stock. You should read this prospectus supplement, the accompanying prospectus and any documents incorporated herein or therein carefully in their entirety, including the “Risk Factors” in this prospectus supplement and the accompanying prospectus.
KANSAS CITY SOUTHERN
      We are a holding company that owns and operates uniquely positioned domestic and international rail operations in North America that are strategically focused on the growing north/south freight corridor connecting key commercial and industrial markets in the central United States with major industrial cities in Mexico. The Kansas City Southern Railway Company (“KCSR”), which was founded in 1887, is one of seven Class I railroads. KCSR serves a ten-state region in the Midwest and southern parts of the United States and has the shortest north/south rail route between Kansas City, Missouri and several key ports along the Gulf of Mexico in Alabama, Louisiana, Mississippi and Texas.
      We control and own all of the stock of Kansas City Southern de Mexico (“KCSM”), formerly TFM, S.A. de C.V., through our wholly owned subsidiary, Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (“Grupo TFM”). On December 2, 2005, the name of KCSM was formally changed to Kansas City Southern de Mexico, S.A. de C.V. (“KCSM”). KCSM operates a primary commercial corridor of the Mexican railroad system and has as its core route a key portion of the shortest, most direct rail passageway between Mexico City and Laredo, Texas. KCSM serves most of Mexico’s principal industrial cities and three of its major shipping ports. KCSM’s rail lines are the only ones which serve Nuevo Laredo, the largest rail freight interchange point between the United States and Mexico. KCSM, through its concession with the Mexican government (the “Concession”), has the right to control and operate the southern half of the rail-bridge at Laredo.
      We own, directly and indirectly, through our wholly-owned subsidiaries, 100% of Mexrail, Inc. (“Mexrail”). Mexrail owns 100% of the Texas Mexican Railway Company (“Tex-Mex”). Tex-Mex operates a 157-mile rail line extending from Laredo to the port city of Corpus Christi, Texas and connects the operations of KCSR with KCSM. Tex-Mex connects with KCSM at the United States/ Mexico border at Laredo and connects to KCSR through trackage rights at Beaumont, Texas. Through our ownership in Mexrail, we own the northern half of the rail-bridge at Laredo, Texas, which spans the Rio Grande River between the United States and Mexico. Laredo is a principal international gateway through which more than 50% of all rail and truck traffic between the United States and Mexico crosses the border.
      Our rail network (KCSR, KCSM and Tex-Mex) comprises approximately 6,000 miles of main and branch lines extending from the Midwest and Southeastern portions of the United States south into Mexico and connects with all other Class I railroads providing shippers with an effective alternative to other railroad routes and giving direct access to Mexico and the southeastern and southwestern United States through less congested interchange hubs.
      We also own 50% of the stock of the Panama Canal Railway Company (“PCRC”), which holds the concession to operate a 47-mile coast-to-coast railroad located adjacent to the Panama Canal. The railroad handles containers in freight service across the isthmus. Panarail Tourism Company (“Panarail”), a wholly owned subsidiary of PCRC, operates commuter and tourist railway services over the lines of the PCRC.
      Other subsidiaries and affiliates of KCS include the following:

•	Southern Capital Corporation, LLC (“Southern Capital”), a 50% owned unconsolidated affiliate that leases locomotive and rail equipment to KCSR;

•	Transfin Insurance, Ltd., a wholly-owned and consolidated captive insurance company, providing property, general liability and certain other insurance coverage to KCS and its subsidiaries and affiliates;

•	Trans-Serve, Inc., (d/b/a Superior Tie and Timber— “ST&T”), a wholly-owned and consolidated operator of a railroad wood tie treating facility; and

•	PABTEX GP, LLC (“Pabtex”), a wholly-owned and consolidated owner of a bulk materials handling facility with deep-water access to the Gulf of Mexico at Port Arthur, Texas that stores and transfers petroleum coke and soda ash from trucks and rail cars to ships, primarily for export.
      KCS was organized in 1962 as Kansas City Southern Industries, Inc. and in 2002 formally changed its name to Kansas City Southern. KCS, as the holding company, supplies its various subsidiaries with managerial, legal, tax, financial and accounting services, in addition to managing other minor “non-operating” investments.

Concurrent Offering
      TMM is selling 18 million shares of our common stock of which 9,000,000 will be offered to the public. As part of TMM’s offering, we will repurchase 9,000,000 shares of our common stock, formerly owned by TMM.
Recent Developments
      In connection with this offering of preferred stock, we have entered into an agreement, whereby we will, subject to certain conditions, purchase 9,000,000 shares of our common stock formerly held by TMM concurrently with the closing of this offering. As described under “Use of Proceeds” below, we will use the proceeds of this offering to pay for such purchased shares on the closing date of this offering. This offering of preferred stock is contingent upon the concurrent offering of our common stock by TMM. Our current senior credit facility prohibits such purchase and would constitute an event of default thereunder on the closing date of this offering. We intend to obtain, on or prior to the closing date of this offering, the consent of our lenders under our senior credit facility to permit such purchase. In the event that we are unable to obtain such consent, Morgan Stanley, or one of its affiliates, has committed to provide us, on or prior to the closing date of this offering, a senior credit facility on substantially consistent terms with our current senior credit facility to enable us to refinance our current senior credit facility and proceed with the contemplated purchase of our common stock.

THE OFFERING

Issuer	Kansas City Southern

Amount	$

Securities offered	shares of % Cumulative Convertible Perpetual Preferred Stock, Series D, par value $1.00 per share.

Liquidation preference	$ per share of preferred stock.

Dividends	Holders of preferred stock are entitled to receive, when, as and if, declared by our board of directors, out of funds legally available therefor, dividends at the rate of % per annum of the liquidation preference, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year commencing February 15, 2006. Dividends on the preferred stock will be cumulative from the date of initial issuance. Accumulated but unpaid dividends cumulate at the annual rate of %. We may pay dividends in cash, shares of our common stock, or any combination of cash and shares of our common stock, at our discretion. Shares of our common stock delivered to you as dividends will be valued the price per share of our common stock determined during the ten consecutive trading days ending on the second trading day immediately preceding the record date for such dividend (such period, the “averaging period” with respect to such record date) as the sum of the daily price fractions, whereby “daily price fraction” means, for each trading day during the averaging period, 10% multiplied by the daily VWAP per share of our common stock for such day.

Our current senior credit facility currently restricts, and other indebtedness we may enter into in the future may restrict, our ability to pay dividends on the preferred stock in cash, in which case we will pay, to the extent declared by our board of directors, dividends in shares of our common stock.

For so long as the preferred stock remains outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (2) neither we, nor any of our subsidiaries, will, subject to certain exceptions, redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends with respect to the shares of preferred stock and any parity stock for all preceding dividend periods. See “Description of the Preferred Stock— Dividends.”

Use of Proceeds	We expect to receive approximately $ million in net proceeds from this offering, after deducting the underwriter’s discount and our estimated offering expenses. This offering is being made concurrently with the public offering of our common stock by Grupo TMM, S.A. (“TMM”) pursuant to a separate prospectus. We have entered into an agreement to use substantially all of the net proceeds from the sale of the preferred stock, to purchase 9,000,000 shares of our common stock formerly owned by TMM at a price per share equal to the net proceeds per share (before expenses) that TMM receives from the concurrent offering. We will use the remainder of the net proceeds for general corporate purposes.

Conversion	The preferred stock is convertible, at the option of the holder, at any time into shares of our common stock at a conversion rate of shares of our common stock per $1,000 liquidation preference of preferred stock, which is equal to an initial conversion price of approximately $ per share of common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accumulated and unpaid dividends. Upon conversion, holders will not receive any cash payment representing accumulated dividends, if any. Instead, accumulated dividends, if any, will be deemed paid by the common stock received by holders on conversion.

In addition, if a holder elects to convert its shares of preferred stock in connection with the occurrence of a designated event that is also a fundamental change, the holder will be entitled to receive additional shares of common stock upon conversion in certain circumstances as described under “Description of the Preferred Stock— Make Whole Payment Upon the Occurrence of a Designated Event That Is Also a Fundamental Change.”

Forced conversion	On or after February 20, 2011, we may cause shares all, and not less than all, outstanding shares of our preferred stock to be automatically converted into shares of our common stock at the then prevailing conversion rate, but only if the closing sale price of our common stock multiplied by the conversion rate then in effect equals or exceeds 130% of the liquidation preference for 20 trading days during any consecutive 30 trading day period, and we have paid all accumulated and unpaid dividends on the dividend payment date immediately preceding the forced conversion date. See “Description of the Preferred Stock— Forced Conversion.”

Designated event	If a designated event (as described under “Description of the Preferred Stock— Designated Event Requires Us to Redeem Shares of Preferred Stock at the Option of the Holder”) occurs, each holder of shares of preferred stock will, subject to legally available funds, have the right to require us to redeem any or all of its shares at a redemption price equal to 100% of the liquidation preference, plus an amount equal to any accumulated and unpaid dividends to, but excluding, the date of redemption. We may choose to pay the redemption price in cash, shares of common stock, or a combination thereof at our option. If we elect to pay all or a portion of the redemption price in shares of common stock, the shares of common stock will be valued at market price the average of the price per share of our common stock determined during the ten consecutive trading days ending on the fifth trading day prior to the redemption date (such period, the “averaging period” with respect to such redemption date) as the sum of the daily price fractions, whereby “daily price fraction” means, for each trading day during the averaging period, 10% multiplied by the daily VWAP per share of our common stock for such day. However, in no event will we be required to deliver more than shares of common stock (or 250 shares of common stock per liquidation preference of $1,000) in satisfaction of the redemption price (subject to adjustment). Our ability to redeem all or a portion of the preferred stock for cash is subject to our obligation to repay or repurchase any outstanding debt including our current service credit facility that may be required to be repaid or repurchased in connection with a designated event and to any contractual restrictions contained in the terms of any indebtedness that we have at that time. If a designated event occurs at a time when we are prohibited from redeeming shares of preferred stock for cash, we could seek the consent of our lenders to redeem the preferred stock or attempt to refinance this debt. If, following a designated event, we elect but are prohibited from paying the redemption price of the preferred stock in cash under the terms of our debt instruments, but are not prohibited under applicable law from paying such redemption price in our shares of common stock, we will pay the redemption price of the preferred stock in our shares of common stock subject to the limit described above.

Voting rights	Holders of preferred stock will not have any voting rights except as set forth below, as specifically provided for in our restated certificate of incorporation or as otherwise from time to time required by law. Whenever (1) dividends on the preferred stock or any other class or series of stock ranking on a parity with the preferred stock with respect to the payment of dividends (including our 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock, which we refer to as our 4.25% convertible preferred) are in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, or (2) we fail to pay the redemption price on the redemption date for the shares of preferred stock following a designated event, then, in each case, holders of preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, including our 4.25% convertible preferred) will be entitled to vote for the election of two of the authorized number of our directors at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated or the redemption price on the preferred stock have been fully paid or set apart for payment. The term of office of all directors elected by the holders of preferred stock will terminate immediately upon the termination of the rights of the holder of preferred stock to vote for directors. Holders of shares of preferred stock will have one vote for each share of preferred stock held.

Ranking	The preferred stock will be, with respect to dividend rights and rights upon liquidation, winding up or dissolution:

• junior to all our existing and future debt obligations;

• junior to each other class or series of our capital stock other than (a) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock and (b) any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock

• on a parity with any class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock (including our 4.25% convertible preferred);

• senior to our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock; and

• effectively junior to all of our subsidiaries’ (1) existing and future liabilities and (2) capital stock held by others.

Absence of a public market for the preferred stock	The shares of preferred stock are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the preferred stock. See “Underwriter.”

Concurrent offerings	Concurrently with this offering of preferred stock, TMM is offering 9,000,000 shares of our common stock by means of a separate prospectus. This offering is contingent upon the concurrent offering of our common stock by TMM.

NYSE symbol	Our common stock is listed on the New York Stock Exchange under symbol “KSU.”
      For further information regarding the preferred stock, including, among other things, more complete descriptions of our dividend obligations, the conversion of the preferred stock, and the anti-dilution adjustments and voting rights applicable to the preferred stock, please see “Description of the Preferred Stock” beginning on page S-     of this prospectus supplement.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
      The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred dividends for each of the periods indicated.

Nine Months
	Pro	September 30,		Pro
	Forma	(unaudited)		Forma	Year Ended December 31,

	2005	2005(i)	2004	2004	2004	2003		2002	2001	2000

Ratio of earnings to combined fixed charges and preference dividends(ii)		1.5x	1.5x		1.6x	—	(iii)	1.3x	1.1x	1.0x

(i)	Income from continuing operations for the nine months ended September 30, 2005, reflects the acquisition of Grupo TFM, effective April 1, 2005 and Mexrail effective January 1, 2005. The acquisitions were accounted for as purchases and are included in the consolidated results of operations for periods following the respective acquisition dates.
(ii)	The ratio of earnings to combined fixed charges and preference dividends is computed by dividing earnings by combined fixed charges and preference dividends. For this purpose “earnings” represent the sum of (i) pretax income from continuing operations adjusted for income (loss) from unconsolidated affiliates, (ii) fixed charges, (iii) distributed income from unconsolidated affiliates and (iv) amortization of capitalized interest, less capitalized interest. “Fixed charges” represent the sum of (i) interest expensed, (ii) capitalized interest, (iii) amortization of deferred debt issuance costs, (iv) one-third of our annual rental expense, which management believes is representative of the interest component of rental expense and (v) the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.
(iii)	For the year ended December 31, 2003, the ratio of earnings to combined fixed charges and preference dividends was less than 1:1. The ratio of earnings to combined fixed charges and preference dividends would have been 1:1 if a deficiency of $18.2 million was eliminated.
(iv)	The pro forma ratio of earnings to combined fixed charges and preference dividends includes the pro forma impact of the dividends related to the $ million in % Cumulative Perpetual Preferred Stock to be issued under this prospectus. For the periods ended December 31, 2004 and September 30, 2005 the increase in preference dividends was $ and $ respectively.

RISK FACTORS
      An investment in our stock involves risks. You should carefully consider the risks described below, together with the other information in this prospectus supplement and the accompanying prospectus, before deciding to purchase any stock.
Risks Related to the Offering
          The preferred stock ranks junior to all of our liabilities and will not limit our ability to incur future indebtedness that will rank senior to the preferred stock.
      The preferred stock ranks junior to all of our liabilities. In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the preferred stock, including the redemption of your shares of preferred stock for cash or shares upon a designated event, only after all of our indebtedness and other liabilities have been paid. In addition, the preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and any capital stock of our subsidiaries held by others. The rights of holders of the preferred stock to participate in the distribution of assets of our subsidiaries will rank junior to the prior claims of that subsidiary’s creditors and any such other equity holders. As of September 30, 2005, we had approximately $          of total liabilities. Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts due on any or all of the preferred stock then outstanding. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the preferred stock, and the terms of the preferred stock will not limit the amount of such debt or other obligations that we may incur.
          We may not be able to pay the redemption price of the preferred stock upon a designated event. We may be prevented from paying dividends on shares of the preferred stock.
      In the event of a designated event, you will, subject to legally available funds, have the right to require us to redeem all of your shares of the preferred stock. We may pay the redemption price in cash, shares of our common stock, or a combination thereof at our option. However, we may not have sufficient cash to redeem your shares of preferred stock upon a designated event or may in certain circumstances be unable to pay the redemption price in cash and may be legally prohibited from paying the redemption price in shares of our common stock.
      Under the terms of our current debt instruments, we are prohibited from paying the redemption price of the preferred stock in cash and the terms of our current debt instruments could prohibit the cash payment of dividends on the preferred stock in the future. Even if the terms of the instruments governing our indebtedness allow us to redeem the preferred stock in cash or to pay cash dividends, we can only make such payments from legally available funds, as determined by our board of directors, and such funds may not be available to redeem your shares of preferred stock or pay cash dividends.
      In addition, because we are a holding company, our ability to redeem the preferred stock for cash or to pay dividends on the preferred stock may be limited by restrictions on our ability to obtain funds for such redemption through dividends from our subsidiaries.
          The number of additional shares payable upon conversion in connection with a fundamental change may not adequately compensate you for the lost option time value of your shares of preferred stock as a result of such fundamental change and may not be enforceable.
      If a fundamental change occurs at any time prior to February 20, 2011 we will under certain circumstances increase the conversion rate by a number of additional shares for the preferred stock converted in connection with that event. The amount of such increase to the conversion rate, if any, will be based on the daily VWAP of our common stock over the ten trading day period ending on the trading day immediately preceding the effective date of the transaction constituting the triggering transaction in the manner described under “Description of the Preferred Stock — Make Whole Amount Payment Upon Occurrence of a Fundamental Change.” A description of how the number of additional shares will be determined is described under “Description of the Preferred Stock — Make Whole Amount Payment Upon Occurrence of a Fundamental Change.” While the number of additional shares is designed to compensate you for the lost option time value of your shares of preferred stock as a result of a fundamental change, the additional shares are only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the market price per share of our common stock at the time of the fundamental change is less than $          or more than $          (subject to adjustment) we will not be required to increase the conversion rate. Furthermore, our obligation to increase the conversion rate could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
          Our ability to issue preferred stock in the future could adversely affect the rights of holders of the preferred stock and our common stock.
      Our board of directors is authorized to issue additional series of shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue cumulative preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease, adversely affecting the value of our preferred stock. We are also authorized to issue, without stockholder approval, securities convertible into either common stock or preferred stock and securities that rank on a parity with the preferred stock as to the payment of dividends and distributions of assets upon liquidation.
          Future sales of our shares could depress the market price of our common stock.
      The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
      After this offering, and our purchase of shares from TMM, we anticipate having [          ] shares of common stock outstanding.
          If you convert, you will experience immediate dilution.
      You may, at any time, convert your shares of preferred stock into our common stock. If you convert your shares of preferred stock into shares of common stock, you will experience immediate dilution because the per share conversion price of the preferred stock immediately after this offering will be higher than the net tangible book value per share of the outstanding common stock. In addition, you will also experience dilution when and if we issue additional shares of common stock, which we may be required to issue pursuant to options, warrants, our stock option plan or other employee or director compensation plans.
          The price of our common stock, and therefore of the preferred stock, may fluctuate significantly, which may make it difficult for you to resell the preferred stock, or common stock issuable upon conversion of the preferred stock, when you want or at prices you find attractive.
      We expect the price of our common stock on the New York Stock Exchange to fluctuate significantly. Because the preferred stock is convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the preferred stock. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices.
      In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

          The trading price for the preferred stock will be directly affected by the trading prices for our common stock, which is impossible to predict.
      The trading prices for the shares of preferred stock in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of the common stock or interest rates will rise or fall. Trading prices of the common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the preferred stock, or the perception that such sales could occur, could affect the price of our common stock, and thus the price of our preferred stock.
      The price of our common stock could be affected by possible sales of our common stock by investors who view the preferred stock as a more attractive means of equity participation in us and by hedging or arbitrage activity that may develop involving our common stock. The arbitrage could, in turn, affect the trading prices of the preferred stock.
          Holders of the shares of preferred stock will have no rights as a common stockholder until they acquire upon conversion our common stock.
      Until you acquire shares of our common stock upon conversion, you will have no rights with respect to our common stock, including voting rights (except as required by applicable state law or our amended and restated certificate of incorporation), rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the conversion date. For example, in the event that an amendment is proposed to our amended and restated certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.
          Our preferred stock has never been publicly traded and an active trading market for such stock may not develop.
      Prior to this offering, there has been no public market for the shares of preferred stock and an active trading market may not develop, or, if developed, may not be maintained. Also, the underwriters have advised us that they intend to facilitate secondary market trading by making a market in the shares of preferred stock. However, the underwriters are not obligated to make a market in the shares of preferred stock and may discontinue market making activities at any time.
          We have provisions in our charter, bylaws and rights agreements that could deter, delay or prevent a third party from acquiring us and that could deprive you of an opportunity to obtain a takeover premium for share of our common stock.
      We have provisions in our charter and bylaws that may delay or prevent unsolicited takeover bids from third parties. The provisions may deprive our stockholders of an opportunity to sell their shares at a premium over prevailing market prices. For example, our restated certificate of incorporation provides for a classified board of directors. It further provides that the vote of 70% of the shares entitled to vote in the election of directors is required to amend our restated certificate of incorporation to increase the number of directors to more than eighteen, abolish cumulative voting for directors and abolish the classification of the board. The same vote requirement is imposed by our restated certificate of incorporation on certain transactions involving mergers, consolidations, sales or leases of assets with or to certain owners of more than 5% of our outstanding stock entitled to vote in the election of directors. Our bylaws provide that a stockholder must provide us with advance written notice of its intent to nominate a director or raise a matter an annual meeting. In addition, we have adopted a rights agreement which under certain circumstances would impair the ability of third to acquire control of us without the prior approval of our board of directors.
          In certain circumstances you may be deemed to have received a taxable dividend without the receipt of any payment of dividends in cash or in KCS common stock. In other circumstances you may be subject to tax without receipt of any cash, such as upon payment of dividends in KCS common stock or payment of accumulated dividends in KCS common stock in a forced conversion.
      If the conversion rate is adjusted (including, without limitation, an adjustment in respect of taxable dividends to holders of our common stock), you may be deemed to have received a taxable dividend subject to United States federal income tax without the receipt of any cash. If you are a non-U.S. holder (as defined in “Certain United States Federal Income and Estate Tax Consequences”), such deemed dividend may be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Certain United States Federal Income and Estate Tax Consequences.”

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2005. Our capitalization includes the consolidated effects of the acquisitions of Mexrail and Grupo TFM as of that date.
      This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, and other financial information incorporated by reference in the accompanying prospectus.

As of
September 30,
2005

Cash and Cash Equivalents	$72.4

Debt due within one year	142.1
Long-term debt	1,465.6
Stockholders’ Equity:
$25 par, 4% noncumulative, Preferred stock	6.1
$1 par, 4.25% Cumulative Preferred stock	0.4
$.01 par, Common stock	0.8
Paid in capital	473.3
Retained earnings	948.9
Unearned compensation from restricted stock	(6.6)
Accumulated other comprehensive income	0.6

Total capitalization	$3,031.2

Use of Proceeds
      We expect to receive approximately $                     million in net proceeds from this offering, after deducting the underwriter’s discount and our estimated offering expenses. This offering is being made concurrently with the public offering of our common stock by TMM pursuant to a separate prospectus. We have entered into an agreement with Morgan Stanley & Co. Incorporated to purchase 9,000,000 shares of our common stock, formerly owned by TMM, at a price per share equal to the net proceeds per share (before expenses) that TMM receives from the concurrent offering and to use the net proceeds from the sale of the preferred stock for that purchase. We will use any remaining proceeds for general corporate purposes.

DESCRIPTION OF KCS COMMON STOCK
      The description of our capital stock set forth below is not complete and is qualified by reference to our restated certificate of incorporation and bylaws. Copies of our restated certificate of incorporation and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read the “Where You Can Find More Information” section of this prospectus.
Authorized Capital Stock
      Under our restated certificate of incorporation, KCS is authorized to issue (i) 400,000,000 shares of common stock, par value $0.01 per share, (ii) 840,000 shares of Preferred Stock, par value $25.00 per share, and (ii) 2,000,000 shares of New Series Preferred Stock, par value $1.00 per share, of which 150,000 shares are designated as New Series Preferred Stock, Series A (“Series A Preferred Stock”), 1,000,000 shares are designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”) and 400,000 shares are designated as 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock, Series C. As of September 30, 2005, 82,165,103 shares of common stock were issued and outstanding (excluding 9,204,013 treasury shares), 242,170 shares of Preferred Stock were issued and outstanding, 400,000 shares of Series C Preferred Stock were issued and outstanding, and no other shares of New Series Preferred Stock were outstanding. No other classes of capital stock are authorized under KCS’s restated certificate of incorporation. The issued and outstanding shares of common stock, Preferred Stock and Series C Preferred Stock are duly authorized, validly issued, fully paid and non-assessable. Our common stock and Preferred Stock are listed on the New York Stock Exchange.
Common Stock
      Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends, provided that, if any shares of New Series Preferred Stock or Preferred Stock are outstanding, no dividends or other distributions may be made with respect to the common stock unless full required dividends on the shares of New Series Preferred Stock and Preferred Stock have been paid, including accumulated dividends in the case of any series of New Series Preferred Stock designated to receive cumulative dividends.
      Holders of common stock are entitled to one vote per share multiplied by the number of directors to be elected in an election of directors, which may be cast cumulatively, and to one vote per share on any other matter, voting as a single class. In certain instances, holders of New Series Preferred Stock or Preferred Stock may have special class voting rights. Holders of Preferred Stock are entitled to one vote per share multiplied by the number of directors to be elected in an election of directors, which may be cast cumulatively, and to one vote per share on other matters. Holders of Preferred Stock vote as a single class with the holders of common stock and any series of New Series Preferred Stock having voting rights; however, whenever dividends are in arrears on the Preferred Stock for six quarters, the holders of Preferred Stock have the right to vote as a class to elect two directors at the next annual stockholders’ meeting at which directors are elected and have such right until dividends have been paid on the Preferred Stock for four consecutive quarters. The vote of the holders of two-thirds of Preferred Stock voting together as a class is required for any amendment to KCS’s restated certificate of incorporation which would materially and adversely alter or change the powers, preferences or special rights of such stock.
      In the event of the voluntary or involuntary dissolution, liquidation or winding up of KCS, holders of common stock are entitled to receive pro rata, after satisfaction in full of the prior rights of creditors (including holders of KCS’s indebtedness) and holders of New Series Preferred Stock and Preferred Stock, all the remaining assets of KCS available for distribution. The issuance of additional shares of New Series Preferred Stock or Preferred Stock may result in a dilution of the voting power and relative equity interests of the holders of common stock and would subject the common stock to the prior dividend and liquidation rights of the New Series Preferred Stock and Preferred Stock issued. The common stock is not redeemable and has no preemptive rights.

Anti-Takeover Provisions

Classified Board of Directors
      Our restated certificate of incorporation provides that our board of directors will be divided into three classes as nearly equal in number as possible. Each class of directors serves for a term of three years and such terms commence in three consecutive years so that one class of directors is elected at the annual stockholders’ meeting each year. Our restated certificate of incorporation also provides that the vote of 70% of the shares entitled to vote in the election of directors is required to amend the restated certificate of incorporation to increase the number of directors to more than eighteen, abolish cumulative voting for directors and abolish the classification of the board. The same vote requirement is imposed by our restated certificate of incorporation on certain transactions involving mergers, consolidations, sales or leases of assets having a fair market value of $2 million or more, with or to certain owners of more than 5% of our stock entitled to vote in the election of directors, unless our board of directors has approved a memorandum of understanding with any such owner prior to its becoming such a 5% stockholder. These provisions could have the effect of delaying, deferring or preventing a change in control of KCS.

Rights Agreement
      Pursuant to the Rights Agreement between KCS and UMB, n.a., dated as of September 29, 2005, and replacing the previous rights agreement between KCS and Harris Trust & Savings Bank, KCS’s board of directors declared a dividend distribution of one Series A Preferred Stock purchase right (“Right”) for each outstanding share of KCS common stock to stockholders of record at the close of business on October 12, 2005. Each Right entitles the registered holder to purchase from KCS 1/1,000th of a share of Series A Preferred Stock, or in some circumstances, shares of KCS common stock, or other securities, cash or other assets, as provided in the Rights Agreement, at a purchase price of $100 per share.
      The Rights, which are automatically attached to KCS common stock, are not exercisable or transferable apart from KCS common stock until the tenth business day following the earlier to occur of (unless extended by our board of directors and subject to the earlier redemption or expiration of the Rights):

•	a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock (or 13% in the case that the Independent Directors consider such person an “adverse person”) (each an “Acquiring Person”); or

•	the commencement of a tender offer or exchange offer or exchange offer that would result in a person or a group becoming an Acquiring Person.
      Until exercised, the Rights will have no rights as a stockholder of KCS, including, without limitation, the right to vote or receive dividends. In connection with certain business combinations resulting in the acquisition of KCS or dispositions of more than 50% of our assets or earnings power, each Right shall thereafter have the right to receive, upon the exercise of the Right at the then current exercise price of the Right, that number of shares of the highest priority voting securities of the acquiring company (or certain of its affiliates) that at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights expire on October 11, 2010, unless earlier redeemed by us.
      At any time prior to the final expiration date of the Rights Agreement or the tenth business day after the first date after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% (or 13% in some instances) or more of the outstanding shares of KCS common stock, we may redeem the Rights in whole, but not in part, at a price of $0.0025 per Right. In addition, our right of redemption may be reinstated following an inadvertent trigger of the Rights (as determined by our board of directors) if an acquiring person reduces its beneficial ownership to 10% or less of the outstanding shares of our common stock in a transaction or series of transactions not involving us.
      Under certain circumstances, the Rights Agreement could significantly impair the ability of third parties to acquire control of us without prior approval of our board of directors.

DESCRIPTION OF THE PREFERRED STOCK
      The terms of the preferred stock are contained in a certificate of designations that will amend our restated certificate of incorporation. We will file a copy of our restated certificate of incorporation and a form of certificate of designations as exhibits to a current report on Form 8-K.
      The following description is a summary of the material provisions of the preferred stock and the certificate of designations. It does not purport to be complete. We refer you to the provisions of the certificate of designations, including the definitions of terms used in the certificate of designations. We urge you to read the certificate of designations because it, and not this description, defines your rights as a holder of shares of preferred stock.
      As used in this “Description of the Preferred Stock” section, references to “KCS” “we,” “our” or “us” refer solely to Kansas City Southern and not to our subsidiaries.
General
      Under our restated certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 2,000,000 shares of New Series Preferred Stock, par value $1.00 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. We have (1) 150,000 shares of New Series Preferred Stock which are designated as New Series Preferred Stock, Series A, of which no shares are currently outstanding, (2) 400,000 shares of New Series Preferred Stock which are designated as 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock, Series C (the “4.25% convertible preferred”), of which all 400,000 shares are currently outstanding, and (3) 1,000,000 shares of preferred stock which are designated as Series B Convertible Preferred Stock, of which no shares are currently outstanding. We also have 242,170 shares of $25 par value per share Preferred Stock out of 840,000 authorized shares.
      Upon consummation of this offering, we will issue                      shares of our Cumulative Convertible Perpetual Preferred Stock, Series D, $1.00 par value per share and $1,000 liquidation preference per share. When issued against the consideration therefor, the shares of preferred stock will be validly issued, fully paid and nonassessable.
      The holders of the shares of preferred stock will have no preemptive rights or preferential rights to purchase or subscribe for stock, obligations, warrants or any other of our securities.
Ranking
      The preferred stock, with respect to dividend rights and upon liquidation, winding up and dissolution, ranks:

•	junior to all our existing and future debt obligations;

•	junior to “senior stock,” which is each class or series of our capital stock other than (a) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock and (b) any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;

•	on a parity with “parity stock,” which is any class or series of our capital stock that has terms which provide that such class or series will rank on a parity with the preferred stock (including the 4.25% convertible preferred);

•	senior to “junior stock,” which is our common stock and each class or series of our capital stock that has terms which provide that such class or series will rank junior to the preferred stock; and

•	effectively junior to all of our subsidiaries’ (1) existing and future liabilities and (2) capital stock held by others.

      The term “senior stock” includes warrants, rights, calls or options exercisable for or convertible into that type of stock.
Dividends
      Holders of the shares of preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative dividends on each outstanding share of preferred stock at the annual rate of           % of the liquidation preference per share. The dividend rate is equivalent to $                    per share annually. The right of holders of the shares of preferred stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.
      Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on February 15, 2006. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends will accumulate from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from the date of original issuance of the preferred stock. Dividends are payable to holders of record as they appear in our stock records at the close of business on February 1, May 1, August 1 and November 1 of each year or on a record date that may be fixed by our board of directors and that will be not more than 60 days nor fewer than 10 days before the applicable quarterly dividend payment date. Dividends will be cumulative from each quarterly dividend payment date, whether or not we have funds legally available for the payment of those dividends.
      Dividends payable on the shares of preferred stock for any period shorter than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of preferred stock will be payable as described below under “Method of Payment of Dividends.” Accumulated unpaid dividends cumulate at the annual rate of           % and are payable in the manner provided above.
      For so long as the preferred stock is outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (2) neither we, nor any of our subsidiaries, will redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends with respect to the shares of the preferred stock and any parity stock for all preceding dividend periods. As an exception to clause (2), we will be able to redeem, purchase or otherwise acquire for consideration junior stock or parity stock with junior stock or pursuant to a purchase or exchange offer made on the same terms to all holders of preferred stock and such parity stock.
      Holders of the preferred stock will not have any right to receive dividends that we may declare on our common stock. The right to receive dividends declared on our common stock will be realized only after conversion of such holder’s shares of preferred stock into shares of our common stock.
Method of Payment of Dividends
      We may pay any dividend on the preferred stock:

•	in cash;

•	by delivery of shares of our common stock; or

•	through any combination of cash and our common stock.
      If we elect to make any dividend payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, at the market price per share of our common stock determined during the ten consecutive trading days ending on the second trading day immediately preceding the record date for the payment of the dividend (such period, the “averaging period”) as the sum of the daily price fractions, whereby “daily price fraction” means, for each trading day during the averaging period, 10% multiplied by the daily VWAP per share of our common stock for such day.
      The “daily VWAP” for our common stock means, 97% multiplied by the per share daily VWAP as displayed under the heading “Bloomberg VWAP” on Bloomberg page KSU <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such daily VWAP is unavailable, 97% of the market value of one share of our common stock on such trading day as our board of directors determines in good faith using a volume-weighted method).
      We will make each dividend payment on the preferred stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will issue a press release and give the holders of the preferred stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock 10 trading days prior to the record date for such dividend. Our current senior credit facility currently restricts, and other indebtedness we may enter into in the future, may restrict, our ability to pay dividends on the preferred stock in cash, in which case we will pay, to the extent declared by our board of directors, dividends in shares of our common stock.
      No fractional shares of common stock will be delivered to the holders of the preferred stock as a dividend payment, but we will instead round the dividend payment to each holder that would otherwise be entitled to a fraction of a share of common stock upward to the nearest amount divisible into a full number of shares of common stock, and will deliver the resulting number of shares of our common stock to such holder.
Conversion Rights
      Holders of the preferred stock may, at any time, convert shares of preferred stock into fully paid and nonassessable shares of our common stock at a conversion rate of                      shares of common stock per $1,000 liquidation preference of preferred stock, subject to adjustments as described under “—Make Whole Payment Upon the Occurrence of a Designated Event That is Also a Fundamental Change” and “—Adjustments to the Conversion Rate.” This represents an initial conversion price of approximately $                    per share of common stock.
      A holder of shares of the preferred stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the conversion agent, as may be designated by our board of directors, the certificate or certificates for those shares of the preferred stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the preferred stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (1) certificates representing the number of validly issued, fully paid and nonassessable full shares of our common stock to which the holder, or the holder’s transferee, of shares of the preferred stock being converted will be entitled and (2) if less than the full number of shares of preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice, the receipt of payment of all required transfer taxes, if any, and of surrendering the certificate or certificates representing the shares of preferred stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock, and the person entitled to receive the shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.
      In lieu of the foregoing procedures, if the preferred stock is held in global form, you must comply with The Depository Trust Company (“DTC”) procedures to convert your beneficial interest in respect of preferred stock evidenced by a global share of preferred stock.
      If a holder of shares of preferred stock exercises conversion rights, upon delivery of the shares for conversion, those shares will cease to cumulate dividends as of the end of the day immediately preceding the date of conversion. Holders of shares of preferred stock who convert their shares into our common stock will not be entitled to, nor will the conversion rate be adjusted for, any accumulated and unpaid dividends. Accordingly, shares of preferred stock surrendered for conversion after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted. A holder of shares of preferred stock on a dividend payment record date who converts such shares into shares of our common stock on the corresponding dividend payment date will be entitled to receive the dividend payable on such shares of preferred stock on such dividend payment date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of preferred stock for conversion.
      Notwithstanding the foregoing, if shares of preferred stock are converted during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date, and we have designated a forced conversion date as described below under “—Forced Conversion” or we have specified a designated event redemption date as described below under “—Designated Event Requires Us to Redeem Shares of Preferred Stock at the Option of Holder” during such period, the holder who tenders such shares for conversion will receive the dividend payable on such dividend payment date and need not include payment of the amount of such dividend upon surrender of shares of preferred stock for conversion.
      In case any shares of preferred stock are to be redeemed, the right to convert those shares of the preferred stock will terminate at 5:00 p.m., New York City time, on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares.
      In connection with the conversion of any shares of preferred stock, no fractional shares of common stock will be issued, but we will round the resulting number of shares to be delivered to a holder otherwise entitled to a fractional share upon conversion upward to the next full number of shares and will deliver the resulting number of shares of our Common Stock to such holders. If more than one share of preferred stock will be surrendered for conversion by the same holder at the same time, the number of full shares of common stock issuable on conversion of those shares will be computed on the basis of the total number of shares of preferred stock so surrendered.
      We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of preferred stock a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of preferred stock.
      Before the delivery of any securities that we will be obligated to deliver upon conversion of the preferred stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All shares of common stock delivered upon conversion of the preferred stock will upon delivery be duly and validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.
Forced Conversion
      At any time on or after February 20, 2011, we may at our option cause the preferred stock to be automatically converted at the conversion rate then in effect. We may exercise this right only if the closing sale price of our common stock multiplied by the conversion rate then in effect equals or exceeds 130% of the liquidation preference for at least 20 trading days in a period of 30 consecutive trading days, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the forced conversion as described below and (ii) we have paid all accumulated and unpaid dividends on the dividend payment date immediately preceding the forced conversion date.
      “Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers

Automated Quotation System (“Nasdaq”) or, if our common stock is not quoted on Nasdaq, on the principal other market on which our common stock is then traded.
      The “closing sale price” of our common stock or other capital stock or similar equity interests on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the New York Stock Exchange or such other national or regional exchange or market on which our common stock or such other capital stock or equity interests are then listed or quoted. In the absence of such a quotation, for the purposes of a forced conversion, the closing sale price multiplied by the conversion rate on such date will be deemed to be less than 130% of the liquidation preference, and for any other purpose, the closing sale price will be determined on the basis we consider appropriate. The closing sale price shall be determined without reference to any extended or after-hours trading.
      To exercise the forced conversion right described above, we must issue a press release prior to the close of business on the first trading day following any date on which the conditions described in the first paragraph of this “—Forced Conversion” section are met, announcing such election to call a forced conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the preferred stock (not more than four business days after the date of the press release) of the election to call a forced conversion. The forced conversion date will be a date selected by us (which we will refer to as the “forced conversion date”) and will be no more than 10 days after the date on which we issue such press release.
      In addition to any information required by applicable law or regulation, the press release and notice of a forced conversion shall state, as appropriate:

•	the forced conversion date;

•	the number of shares of common stock to be issued upon conversion of each share of preferred stock;

•	the number of shares of preferred stock to be converted; and

•	that dividends on the preferred stock to be converted will cease to accumulate on the forced conversion date.
      On and after the forced conversion date, dividends will cease to accumulate on the preferred stock called for a forced conversion, all rights of holders of such preferred stock will terminate (other than the right to receive shares of our common stock upon conversion and, if the forced conversion date is between a dividend payment record date and the related dividend payment date, the dividend payable on such dividend payment date) and all outstanding shares of preferred stock will automatically convert into the common stock issuable upon conversion thereof at the conversion rate then in effect. The dividend payment with respect to the preferred stock for which the forced conversion date occurs during the period between the close of business on any record date for the payment of dividends to the close of business on the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such share on such record date. Except as provided in the immediately preceding sentence, with respect to a forced conversion, no payment or adjustment will be made upon conversion of preferred stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.
          Designated Event Requires Us to Redeem Shares of Preferred Stock at the Option of the Holder
      In the event of a designated event (as defined below), you will have the right, at your option, subject to legally available funds and to the terms and conditions of our restated certificate of incorporation, to require us to redeem any or all of your shares of preferred stock. We will redeem the preferred stock at a price equal to 100% of the liquidation preference of the preferred stock to be redeemed plus an amount equal to any accumulated and unpaid dividends to, but excluding, the designated event redemption date (as defined below), unless such designated event redemption date falls after a record date and on or prior to the corresponding dividend payment date, in which case (i) we will pay the full amount of accumulated and unpaid dividends payable on such dividend payment date only to the holder of record at the close of business on the corresponding record date and (ii) the redemption price payable on the designated event redemption date will include only the liquidation preference, but will not include any amount in respect of dividends declared and payable on such corresponding dividend payment date. We will be required to redeem the preferred stock as of a date (which we refer to as the designated event redemption date) that is not more than 30 calendar days after we mail to all holders of the preferred stock a notice regarding the designated event as described below. If such thirtieth calendar day is not a business day, the designated event redemption date will be the next succeeding business day.
      We may, subject to legally available funds, choose to pay the redemption price in cash, shares of common stock, or a combination thereof. If we elect to pay all or a portion of the redemption price in shares of common stock, the shares of common stock will be valued at the price per share of our common stock determined during the ten consecutive trading days ending on the fifth trading day prior to the redemption date (such period, the “averaging period” with respect to such redemption date) as the sum of the daily price fractions, whereby “daily price fraction” means for each trading day during the averaging period, 10% multiplied by the daily VWAP per share of our common stock for such day. However, we may not pay the redemption price in shares of common stock or a combination of shares of common stock and cash unless we satisfy certain conditions prior to the redemption date as provided in the certificate of designations.
      Under current U.S. securities laws, a registration statement is not required under the Securities Act to be filed with respect to the shares of common stock underlying the preferred stock. There can be no assurance that an active trading market will exist for the shares delivered in connection with the settlement of a designated event redemption. Accordingly, in the event of a designated event, exclusively at our option, you could be required to accept common stock for which no active trading market will exist.
      If we will pay all or a portion of the redemption price in shares of common stock, we will notify you of such payment in our notice regarding the designated event. Because the average closing sale price of our shares of common stock will be determined prior to the designated event redemption date, holders of preferred stock bear the market risk that our shares of common stock will decline in value between the date the average closing sale is calculated and the redemption date. In addition, because the number of our shares of common stock that you will receive is based on the average closing sale price for a ten trading-day period, the market value of those shares on the date of receipt may be less than the value of those shares based on the average closing sale price. However, in no event will we be required to deliver more than                      shares of common stock (or 250 shares of common stock per liquidation preference of $1,000) in satisfaction of the redemption price (subject to adjustment).
      A “designated event” will be deemed to have occurred upon a “fundamental change.”
      A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which 50% or more of our common stock is exchanged for, converted into, acquired for or constitute solely the right to receive, consideration that is not 90% or more of common stock that:

•	are listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	are approved, or immediately after the transaction or event will be approved, for quotation on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.
      Within 15 calendar days after the occurrence of a designated event, we are obligated to mail to all holders of preferred stock at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law (and issue a press release and publish on our website on the World Wide Web) a notice regarding the designated event, stating, among other things:

•	the event causing a designated event;

•	the date of such designated event;

•	the last date on which the redemption right may be exercised;

•	the designated event redemption price and whether that price will be paid in cash or shares of common stock or any specified combination thereof;

•	the designated event redemption date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that the preferred stock with respect to which a designated event redemption notice is given by the holder may be converted only if the designated event redemption notice has been withdrawn in accordance with the terms of the preferred stock; and

•	the procedures that holders must follow to exercise these rights.
      To exercise this right, you must deliver a written notice to the transfer agent prior to the close of business on the business day immediately before the designated event redemption date. The required redemption notice upon a designated event must state:

•	if certificated shares of preferred stock have been issued, the preferred stock certificate numbers, or if not, such information as may be required under applicable DTC procedures;

•	the number of preferred shares to be redeemed; and

•	that we are to redeem such preferred stock pursuant to the applicable provisions of the preferred stock and our amended and restated certificate of incorporation.
      You may withdraw any designated event redemption notice by a written notice of withdrawal delivered to the transfer agent prior to the close of business on the business day before the designated event redemption date. The notice of withdrawal must state:

•	the number of the withdrawn shares of preferred stock;

•	if certificated shares of preferred stock have been issued, the preferred stock certificate numbers, or if not, such information as may be required under applicable DTC procedures; and

•	the number, if any, of shares of preferred stock that remain subject to your designated event redemption notice.
      A holder must either effect book-entry transfer or deliver the preferred stock to be redeemed, together with necessary endorsements, to the office of the transfer agent after delivery of the designated event redemption notice to receive payment of the designated event redemption price. You will receive payment in cash or shares of common stock, as applicable, on the later of the designated event redemption date or the time of book-entry transfer or the delivery of the preferred stock. If the transfer agent holds cash or securities sufficient to pay the designated event redemption price of the preferred stock on the business day following the designated event redemption date, then, immediately after the designated event redemption date:

•	the shares of preferred stock will cease to be outstanding;

•	dividends will cease to accrue; and

•	all other rights of the holder will terminate.
      This will be the case whether or not book-entry transfer of the preferred stock is made or whether or not the preferred stock is delivered to the transfer agent.

      The designated event redemption feature of the preferred stock may in certain circumstances make more difficult or discourage a takeover of our company. The designated event redemption feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of common stock;

•	to obtain control or our company by means of a merger, tender offer, solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.
Instead, the terms of the designated event redemption feature resulted from negotiations between the underwriters and us.
      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a designated event with respect to the designated event redemption feature of the preferred stock but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.
      Our ability to redeem shares of preferred stock upon the occurrence of a designated event is subject to important limitations. Because we are a holding company, our ability to redeem the preferred stock for cash may be limited by restrictions on our ability to obtain funds for such redemption through dividends from our subsidiaries and the terms of our current and then existing borrowing agreements. Our ability to redeem the preferred stock is also subject to restrictions under Delaware law. If a designated event were to occur, we may not have sufficient legally available funds to pay the redemption price in cash or common stock for all tendered shares of preferred stock. Our current debt agreements do, and any future credit agreements or other agreements relating to our indebtedness may, contain provisions prohibiting the redemption of the preferred stock under certain circumstances, or expressly prohibit our redemption of the preferred stock upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from redeeming shares of preferred stock for cash, we could seek the consent of our lenders to redeem the preferred stock or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to redeem the preferred stock for cash.
      In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of the shares of preferred stock would not be deemed to have preference in connection with our redemption obligation in a designated event over the rights of the holders of our common stock.
      If, following a designated event, we are prohibited from paying the redemption price of the preferred stock in cash under the terms of any indebtedness that we may enter into in the future or by applicable law, we will, if permitted under terms of such indebtedness and under applicable law, elect to pay the redemption price of the preferred stock in shares of common stock or, in the case of a merger in which we are not the surviving corporation, common stock of the surviving corporation or its direct or indirect parent corporation.
      We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in connection with any offer by us to redeem the preferred stock.
Make Whole Payment Upon the Occurrence of a Designated Event That is Also a Fundamental Change
      No later than ten trading days prior to the anticipated effective date of a fundamental change (as defined above), we will issue a press release and notice to holders of the preferred stock of such fundamental change. Such notice will state, among other things:

•	the anticipated effective date of the fundamental change;

•	the conversion rate and the name and address of the paying agent and the conversion agent, if applicable; and

•	the expected determination of the number of additional shares to be added to the conversion rate, as described in this section.
      If you elect to convert your preferred stock following our fundamental change notice as described above and prior to [          ] 15, 20[     ], in certain circumstances, the conversion rate for any such shares of preferred stock tendered for conversion will be increased by a number of shares of common stock (the “additional shares”) as described below.
      The number of additional shares will be determined for the preferred stock by reference to the table below, based on the date on which the corporate transaction becomes effective (the “effective date”) and the average of the closing sale prices of our common stock over the [ten] trading day period ending on the trading day immediately preceding the effective date (the “stock price”).
      We will deliver a number of shares of our common stock upon conversion of the preferred stock during the period described above equal to the conversion rate (without giving effect to any increase by the number of additional shares) no later than the third business day following the conversion date. The additional shares will be delivered to such holders on the later of (1) the third business day following the effective date and (2) the conversion date for the preferred stock.
      The stock prices set forth in the first row of each table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the preferred stock is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Adjustments to the Conversion Rate.
      The following table sets forth the number of additional shares to be received per $1,000 liquidation preference per share of preferred stock:
Stock Price on the Effective Date

Effective Date
	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[February 15, 2007]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[February 15, 2008]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[February 15, 2009]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[February 15, 2010]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[February 15, 2011]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[February 15, 2012]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[February 15, 2013]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[February 15, 2014]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[February 15, 2015]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[February 15, 2016]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
      The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is equal to or in excess of $ per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the stock price is less than $ per share (subject to adjustment), no additional shares will be issued upon conversion.
      Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed        per $1,000 liquidation preference per share of preferred stock, subject to adjustments in the same manner of the conversion rate as set forth under “—Adjustments to the Conversion Rate” below.
      Our obligation to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Adjustments to the Conversion Rate
      The conversion rate is subject to adjustment from time to time if any of the following events occur:

•	the issuance of our common stock as a dividend or distribution on our common stock;

•	certain subdivisions and combinations of our common stock;

•	the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

•	the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of indebtedness or assets (including securities, but excluding (1) those rights and warrants referred to above or (2) dividends or distributions paid exclusively in cash);
      In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interest in, a subsidiary or other business unit of ours, unless we distribute such capital stock or equity interests to holders of the preferred stock in such distribution on the same basis as they would have received had they converted their shares of preferred stock into shares of our common stock immediately prior to such distributions, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

•	distributions consisting exclusively of cash to all holders of shares of our common stock (excluding any dividend or distribution in connection with our liquidation, dissolution or winding up); if there is a dividend or distribution to which this bullet point applies, the conversion rate will be adjusted by multiplying the applicable conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock; and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution; and

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.
      “Current market price” of our common stock on any day means the average of the closing price per common stock for each of the ten consecutive trading days ending on the earlier of the day in question and the day before the “ex-date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, “ex-date” means the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.
      We may adopt a rights agreement following consummation of this offering, pursuant to which certain rights would be issued with respect to our shares of common stock. In such event, you would receive, upon conversion of your preferred stock, in addition to the common stock, the rights under any such rights agreement or any other rights plan then in effect unless, prior to conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate would be adjusted at the time of separation as if we had distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described under the fourth bullet point above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

      You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Income and Estate Tax Consequences.”
      We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board of directors will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain United States Federal Income and Estate Tax Consequences.”
Recapitalizations, Reclassifications and Changes in Our Common Stock
      Following any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), a holder of a share of preferred stock (or a successor preferred stock) then outstanding will, upon conversion of such preferred stock, be entitled to receive the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of our common stock equal to the conversion rate, after giving effect to any adjustment event (the “reference property”). In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, the reference property shall be the weighted average of the kind and amount of consideration to be received by our shareholders affirmatively making such election. This provision does not limit the rights of holders in the event of a fundamental change, including our obligation to increase the conversion rate by the additional number of shares in connection with a conversion.
      We may not become a party to any such transaction unless its terms are consistent with the foregoing.
Voting Rights
      Holders of shares of preferred stock will not have any voting rights except as described below, as provided in our amended and restated certificate of incorporation or as otherwise required from time to time by law. Whenever (1) dividends on any shares of preferred stock or any other class or series of stock ranking on a parity with the preferred stock with respect to the payment of dividends (including the 4.25% convertible preferred stock) shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the redemption price on the redemption date of preferred stock following a designated event, then, in each case, the holders of shares of preferred stock (voting separately as a class with all other series of other preferred stock on parity with the preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of our directors at the next annual meeting of stockholders and each subsequent meeting until the redemption price or all dividends accumulated on the preferred stock have been fully paid or set aside for payment. The term of office of all such directors will terminate immediately upon the termination of the right of the holders of preferred stock to vote for directors. Each holder of shares of the preferred stock will have one vote for each share of preferred stock held.
      So long as any shares of the preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of preferred stock outstanding at the time, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable issue or increase the authorized amount of any class or series of stock ranking senior to the outstanding preferred stock as to dividends or upon liquidation. In addition, we will not amend, alter or repeal provisions of our restated certificate of incorporation or of the resolutions contained in the certificate of designations, whether by merger, consolidation or otherwise, so as to amend, alter or adversely affect any power, preference or special right of the outstanding preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding preferred stock voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable; provided, however, that any increase in the amount of the authorized common stock or authorized preferred stock or the creation and issuance of other series of common stock or preferred stock ranking on a parity with or junior to the preferred stock as to dividends and upon liquidation will not be deemed to adversely affect such powers, preference or special rights.
Liquidation Preference
      Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of preferred stock will be entitled to payment out of our assets available for distribution to stockholders of an amount equal to the liquidation preference per share of preferred stock held by that holder, plus an amount equal to all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior stock, including our common stock, but after any distributions on any of our indebtedness and senior stock. After payment in full of the liquidation preference and an amount equal to all accumulated and unpaid dividends to which holders of shares of preferred stock are entitled, holders will not be entitled to any further participation in any distribution of our assets. If, upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to shares of preferred stock and all other parity stock are not paid in full, holders of shares of preferred stock and holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and all accumulated and unpaid dividends to which each such holder is entitled.
      Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any corporation or the consolidation, merger or amalgamation of any corporation with or into our company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.
      We are not required to set aside any funds to protect the liquidation preference of the shares of preferred stock, although the liquidation preference will be substantially in excess of the par value of the shares of the preferred stock.
Transfer Agent, Paying Agent, Conversion Agent and Registrar
      The transfer agent, paying agent, conversion agent and registrar for the preferred stock is UMB Bank, n.a.
Book-Entry, Delivery and Form
      The Depository Trust Company, or DTC, will act as securities depositary for the preferred stock. The shares of preferred stock will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully-registered global security certificates, representing the total aggregate number of shares of preferred stock, will be issued and deposited with the depositary.
      The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in shares of preferred stock so long as shares of preferred stock are represented by global security certificates.
      The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.
      The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.
      We will issue shares of preferred stock in definitive certificated form if the depositary notifies us that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global security certificate may be exchanged for physical certificates upon request by or on behalf of the depositary in accordance with customary procedures. The certificate of designations permits us to determine at any time and in our sole discretion that shares of preferred stock shall no longer be represented by global security certificates. The depositary has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security certificate at the request of each depositary participant. We would issue physical certificates in exchange for any such beneficial interests withdrawn.
      As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of the shares of preferred stock represented by those certificates for all purposes under the preferred stock. All payments on the shares of preferred stock represented by the global security certificates and all related transfers and deliveries of common stock will be made to the depositary or its nominee as their holder.
      Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants’ interests or by the participant with respect to interests of persons held by the participants on their behalf.
      Procedures for conversion will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.
      Neither we nor any of our agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to those beneficial ownership interests.
Replacement of Preferred Stock Certificates
      If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed or lost at your expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed or lost, together with any indemnity that may be required by the transfer agent and us.
      We, however, are not required to issue any certificates representing shares of preferred stock on or after the applicable conversion date. In place of the delivery of a replacement certificate following the applicable conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable pursuant to the terms of the preferred stock formerly evidenced by the certificate.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
      The following is a summary of certain United States federal income and estate tax consequences of the ownership of our convertible perpetual preferred stock (“Preferred Shares”) and the shares of our Series A common stock (“Common Shares” and together with Preferred Shares, “Shares”) into which Preferred Shares may be converted, as of the date hereof. Except where noted, this summary deals only with Shares held as capital assets and does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income or estate tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who is an investor in a pass-through entity;

•	a United States person whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”;

•	a corporation that accumulates earnings to avoid United States federal income tax; or

•	a United States expatriate.
      The summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances.
      For purposes of this discussion, a “U.S. holder” is a beneficial owner of Shares that is:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of Shares (other than a partnership) that is not a U.S. holder.
      If a partnership holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares, you should consult your own tax advisors.
      If you are considering the purchase of Preferred Shares, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of Shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
U.S. Holders

Distributions
      Distributions on our Shares that are made at a time when we have current or accumulated earnings and profits will qualify as dividends for tax purposes. Distributions in excess of our current or accumulated earnings and profits will be treated first as a return of capital and will reduce your adjusted tax basis (but not below zero) in such Shares. This reduction in basis would increase any gain, or reduce any loss realized by you on the subsequent sale, redemption or other disposition of your Shares. The amount of any such distribution in excess of your adjusted tax basis will then be taxed as capital gain.
      Dividends on the Preferred Shares may be paid in cash, Common Shares as a combination of cash and Common Shares at our discretion. For tax reporting purposes, we will treat Common Shares paid as dividends on the Preferred Shares as having a fair market value equal to the average of the high and low prices of the Common Shares reported on the New York Stock Exchange as of the payment date of the dividend.
      If you are a corporation, distributions received by you that are taxed as dividends would generally be eligible for a 70% dividends-received deduction under the Code. However, the Code disallows this dividends-received deduction in its entirety if the shares with respect to which the dividend is paid (attributable to a period or periods aggregating 366 days or less) are held by you for less than 46 days during the 91-day period beginning on the date which is 45 days before the date on which the shares become ex-dividend with respect to such dividend. The Code also disallows this dividends-received deduction in its entirety if the Preferred Shares with respect to which the dividend is paid (attributable to a period or periods aggregating in excess of 366 days) are held by you for less than 91 days during the 181-day period beginning on the date which is 90 days before the date on which the shares become ex-dividend with respect to such dividend.
      If you are an individual, distributions received by you that are taxed as dividends generally would be subject to a reduced maximum federal income tax rate of 15% through December 31, 2008, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction would not apply to dividends received to the extent that you elect to treat the dividends as “investment income,” which may be offset by investment expense. The rate reduction would not apply to dividends that are paid (attributable to a period or periods aggregating 366 days or less) to you with respect to Shares that are held by you for less than 61 days during the 121-day period beginning on the date which is 60 days before the date on which the Shares become ex-dividend with respect to such dividends. The rate reduction would also not apply to dividends that are paid (attributable to a period or periods aggregating in excess of 366 days) to you with respect to Preferred Shares that are held by you for less than 91 days during the 181-day period beginning on the date which is 90 days before the date on which the shares become ex-dividend with respect to such dividend.
      In general, for purposes of meeting the holding period requirements for both the dividends-received deduction and the reduced maximum federal income tax rate on dividends described above, you may not count towards your holding period any period in which you (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of Shares or substantially identical stock or securities, (b) are the grantor of an option to buy Shares or substantially identical stock or securities or (c) otherwise have diminished your risk of loss by holding one or more other positions with respect to substantially similar or related property. The United States Treasury regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement, or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends-received deduction as well as the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.
      You should consider the effect of section 246A of the Code, which reduces the dividends-received deduction allowed with respect to “debt-financed portfolio stock.” The Code also imposes a 20% alternative minimum tax on corporations. In some circumstances, the portion of dividends subject to the dividends-received deduction will serve to increase a corporation’s minimum tax base for purposes of the determination of the alternative minimum tax. In addition, a corporate shareholder may be required to reduce its basis in stock with respect to certain “extraordinary dividends”, as provided under section 1059 of the Code.
      You should consult your own tax adviser in determining the application of the limitations discussed above in light of your particular circumstances.

Sale, Exchange or other Taxable Disposition of Shares
      Except as described below with respect to a redemption or conversion of Preferred Shares, a sale, exchange or other taxable disposition of Shares will generally result in gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for such Shares exceeds one year. Under current law, if you are an individual, net long-term capital gain realized by you is subject to a reduced maximum federal income tax rate of 15%. After December 31, 2008, the maximum rate is scheduled to return to the previously effective 20% rate. The deduction of capital losses is subject to limitations.

Conversion
      You generally will not recognize gain or loss upon the conversion of Preferred Shares into Common Shares. Dividend income may be recognized, however, to the extent cash or Common Shares are received in payment of dividends in arrears. [and to the extent that Common Shares are received as a make whole payment (Treas. Reg. §1.305-7)]
      Generally, your basis in Common Shares received upon conversion of Preferred Shares (other than Common Shares, if any, received in payment of dividends in arrears and taxed as a dividend upon receipt, which will have a fair market value basis) will equal the basis of the converted Preferred Shares and the holding period of such Common Shares will include the holding period of the converted Preferred Shares (other than Common Shares, if any, received in payment of dividends in arrears and taxed as a dividend upon receipt, which will have a new holding period).
      Upon the occurrence of a designated event that is also a fundamental change, then the additional Common Shares that may be issued to you as the main whole management may be treated as a dividend to you, with the effect described in “— Distributions,” regardless of whether you elect to convert your Preferred Shares

Redemption Solely for Cash
      You will generally recognize capital gain or loss on the redemption of Preferred Shares solely for cash provided that the redemption meets at least one of the following requirements as determined under federal income tax principles:

•	the redemption is not essentially equivalent to a dividend;

•	the redemption results in a complete termination of your interest in our Shares; or

•	the redemption is substantially disproportionate with respect to you.

      In determining whether any of the above requirements applies, Shares considered to be owned by you by reason of certain attribution rules must be taken into account. It may be more difficult for a person who owns, actually or constructively by operation of the attribution rules, Common Shares to satisfy any of the above requirements.
      If the redemption satisfies any of the above requirements, such capital gain or loss will be equal to the difference between the amount of cash received by you and your tax basis in the redeemed Preferred Shares. Such capital gain or loss will be long-term capital gain or loss if your holding period for such Preferred Shares exceeds one year. Dividend income may be recognized, however, to the extent cash is received in payment of dividends in arrears.
      If the redemption does not satisfy any of the above requirements, then the entire amount received (without offset for your tax basis in your Preferred Share redeemed) will be treated as a distribution as described under “—Distributions” above. In such case, your tax basis in the redeemed Preferred Shares will be allocated to your remaining Shares, if any. Prospective investors should consult their own tax advisors as to the United States federal income tax consequences of a redemption of Preferred Shares.

Redemption for Common Shares
      If we redeem Preferred Shares for Common Shares, then the redemption will generally be treated in the same manner as a conversion of Preferred Shares into Common Shares. See “—Conversion.”

Redemption for a Combination of Cash and Common Shares
      Upon redemption of the Preferred Shares for a combination of cash and Common Shares, you will recognize gain, but not loss, equal to the lesser of (1) the excess of the fair market value of Common Shares plus the cash received in redemption of the Preferred Shares over the adjusted tax basis in your Preferred Shares redeemed and (2) the amount of cash received in the redemption. Dividend income may be recognized, however, to the extent cash or Common Shares are received in payment of dividends in arrears. Except as described below, the gain recognized upon such redemption will be capital gain and will be long-term capital gain if the holding period for your Preferred Shares redeemed is more than one year. Your basis in Common Shares received (other than Common Shares, if any, received in payment of dividends in arrears and taxed as a dividend upon receipt, which will have a fair market value basis) will equal the basis in your Preferred Shares redeemed plus any gain recognized and minus the cash received (other than cash, if any, received in payment of dividends in arrears and taxed as a dividend upon receipt). Your holding period for the Common Shares will include your holding period in the Preferred Shares (other than Common Shares, if any, received in payment of dividends in arrears and taxed as a dividend upon receipt, which will have a new holding period). If the redemption has the effect of the distribution of a dividend, then the gain recognized upon the redemption, as determined above, will be treated as a dividend to the extent of your ratable share of our current or accumulated earnings and profits. The remainder of the gain will be a capital gain and will be long-term capital gain if your holding period for such Preferred Shares exceeds one year. For purposes of determining whether your gain will be treated as a dividend, see the discussion above under the caption “—Redemption or Repurchase Solely for Cash.”

Adjustment to Conversion Rate
      The conversion rate of the Preferred Shares will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of Preferred Shares, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the Preferred Shares (including, without limitation, adjustments in respect of taxable dividends to holders of Common Shares) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, U.S. holders of Preferred Shares will be deemed to have received. Upon the occurrence of a designated event that is also a fundamental change, the additional Common Shares that may be issued to you as the make whole payment will be treated as an adjustment to the conversion rate, and a distribution to you regardless of whether you elect to convert your Preferred Shares. A distribution even though they have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules described above.

Information Reporting and Backup Withholding
      Information reporting requirements generally will apply to payments qualifying as dividends on Shares and to the proceeds of a sale of Shares paid to you unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide your taxpayer identification number, or certification of foreign or other exempt status, or if you fail to report in full interest and dividend income.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.
Non-U.S. Holders

Distributions and Constructive Distributions
      Distributions (including constructive distributions, see “—U.S. Holders— Adjustment to Conversion Rate”) paid to a non-U.S. holder that qualify as dividends generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In the case of any constructive distribution, it is possible that this tax would be withheld from any amount owed to you, including, but not limited to, distributions of cash, Common Shares or sales proceeds subsequently paid or credited to you. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
      A non-U.S. holder of Shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for the relevant treaty or (b) if Shares are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
      A non-U.S. holder of Shares eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Conversion
      Neither gain nor loss will be recognized by non-U.S. holders upon conversion of Preferred Shares into Common Shares, except to the extent of Shares received in payment of dividends in arrears (which may be taxed as dividends as described above under “—Distributions and Constructive Distributions”).

Redemption or Repurchase Solely for Cash
      A non-U.S. holder will determine its United States federal income tax consequences of our redemption (or repurchase) of its Preferred Shares solely for cash by applying the three tests described under

“—U.S. Holders— Redemption or Repurchase Solely for Cash.” If a non-U.S. holder of Preferred Shares is treated as satisfying one of the tests described therein, then the redemption will be treated as a sale or exchange transaction and taxed as described under “—Gain on Disposition of Shares.” Otherwise, the entire amount received upon redemption of the Preferred Shares will be treated as a distribution that is subject to taxation, as described in “— Distributions and Constructive Distributions.” Notwithstanding the above, dividend income may be recognized to the extent cash is received in payment of dividends in arrears, which would be taxed under the rules described under “— Distributions and Constructive Distributions.”

Redemption or Repurchase for Common Shares
      If we redeem (or repurchase) Preferred Shares solely for Common Shares, then the redemption will generally be treated in the same manner as a conversion of a non-U.S. holder’s Preferred Shares for Common Shares, as described under “—Conversion.”

Redemption or Repurchase for a Combination of Cash and Common Shares
      If we redeem (or repurchase) our Preferred Shares for a combination of cash and Common Shares, then a non-U.S. holder will generally not recognize loss, but may recognize gain in an amount equal to the lesser of (1) the excess of the fair market value of Common Shares plus the cash received in redemption of the Preferred Shares over the adjusted tax basis in the Preferred Shares redeemed and (2) the amount of cash received in the redemption. Dividend income may be recognized, however, to the extent cash or Common Shares are received in payment of dividends in arrears, which would be taxed under the rules described under “—Distributions and Constructive Distributions.” Except as described in the sentence below, the non-U.S. holder may be taxable on the gain recognized upon such a redemption to the extent described under “—Gain on Disposition of Shares.” If the redemption has the effect of a distribution of a dividend, then the gain recognized by a non-U.S. holder upon such redemption will be treated as a dividend taxable to the extent such holder’s ratable share of our current or accumulated earnings and profits under the rules described under “—Distributions and Constructive Distributions.”

Gain on Disposition of Shares
      Any gain realized on the disposition of Shares generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.
      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
      We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax
      Shares held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding
      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of distributions qualifying as dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
      A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.
UNDERWRITING
      We and Morgan Stanley & Co. Incorporated as the underwriter have entered into an underwriting agreement with respect to the shares of convertible preferred stock being offered by us. Subject to certain conditions, the underwriter has agreed to purchase                      shares from us. Morgan Stanley & Co. Incorporated is acting as the sole book-running manager of this offering.
      The underwriter is committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
      The underwriting agreement provides that the obligations of the underwriter to purchase the shares included in this offering are subject to conditions customary for offerings of this type including: the accuracy of our representations and warranties in the underwriting agreement; the absence of any material adverse change in our business; the delivery of a “comfort letter” by our independent auditors and the delivery of legal opinions from our counsel and counsel to the underwriters. The underwriter is obligated to purchase all the shares, other than those covered by the over-allotment option described below, if it purchases any of the shares.
      If the underwriter sells more shares than the total number set forth in the table above, the underwriter has an option to buy up to an additional                      shares from us to cover such sales. It may exercise that option for 30 days.
      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by us. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase                     additional shares.

	No	Full
Paid by Us	Exercise	Exercise

Per Share	$	$
Total	$	$

      Shares sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriter to securities dealers may be sold at a discount of up to $           per share from the initial price to the public. Any such securities dealers may resell any shares purchased from the underwriter to certain other brokers or dealers at a discount of up to $           per share from the initial price to the public. If all the shares are not sold at the initial price to the public, the underwriter may change the offering price and the other selling terms.
      In connection with this offering, the underwriter may purchase and sell shares of convertible preferred stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the convertible preferred stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of convertible preferred stock made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the convertible preferred stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the convertible preferred stock. As a result, the price of the convertible preferred stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.
      We will bear all of the expenses of this offering, excluding underwriting discounts and commissions. We estimate that the total expenses of the offering other than underwriting discounts and commissions will be approximately $[          ].
      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and will contribute to payments that the underwriters may be required to make in respect of those liabilities.
      The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and lease financing services for us and our affiliates for which they received or will receive customary fees and expenses.
LEGAL MATTERS
      Sonnenschein Nath & Rosenthal LLP, Kansas City, Missouri, has passed upon the legality of the shares of [ ]% cumulative convertible perpetual preferred stock offered hereby. Legal matters relating to this offering will be passed upon for the Company as to United States law by Sonnenschein Nath & Rosenthal LLP and as to Mexican law by White & Case, S.C., Mexico City, Mexico. Legal matters relating to this offering will be passed upon for the underwriter as to the United States law by Davis Polk & Wardwell, New York, New York and as to Mexican law by Ritch Mueller, S.C.

FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated in this prospectus by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in our other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by the use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. These Statements involve a number of risks and uncertainties. Actual results could materially differ from those anticipated by such forward-looking statements. Such differences could be caused by a number of factors or combination of factors including, but not limited to, the factors identified below and the factors discussed above under the heading “Risk Factors.” Readers are strongly encouraged to consider these factors and the following factors when evaluating any forward-looking statements concerning us:

•	whether we are fully successful in executing our business strategy, including capitalizing on NAFTA trade to generate traffic and increase revenues, exploiting our domestic opportunities, establishing new and expanding existing strategic alliances and marketing agreements and providing superior customer service;

•	whether we are successful in retaining and attracting qualified management personnel;

•	whether we are able to generate cash that will be sufficient to allow us to pay principal and interest on our debt and meet our obligations and to fund our other liquidity needs;

•	material adverse changes in economic and industry conditions, both within the United States and globally;

•	the effects of adverse general economic conditions affecting customer demand and the industries and geographic areas that produce and consume commodities carried;

•	the effect of NAFTA on the level of United States-Mexico trade;

•	industry competition, conditions, performance and consolidation;

•	general legislative and regulatory developments, including possible enactment of initiatives to re-regulate the rail industry;

•	legislative, regulatory, or legal developments involving taxation, including enactment of new federal or state income tax rates, revisions of controlling authority, and the outcome of tax claims and litigation;

•	changes in securities and capital markets;

•	natural events such as severe weather, fire, floods, hurricanes, earthquakes or other disruptions of our operating systems, structures and equipment;

•	any adverse economic or operational repercussions from terrorist activities and any governmental response thereto;

•	war or risk of war;

•	changes in fuel prices;

•	changes in labor costs and labor difficulties, including stoppages affecting either our operations or our customers’ abilities to deliver goods to us for shipment; and

•	the outcome of claims and litigation, including those related to environmental contamination, personal injuries and occupational illnesses arising from hearing loss, repetitive motion and exposure to asbestos and diesel fumes.
      We will not update any forward-looking statements to reflect future events or developments. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

PROSPECTUS
KANSAS CITY SOUTHERN
COMMON STOCK, PREFERRED STOCK,
STOCK PURCHASE CONTRACTS, STOCK PURCHASE UNITS,
AND DEBT SECURITIES*
*GUARANTEED, TO THE EXTENT DESCRIBED HEREIN,
BY KANSAS CITY SOUTHERN
OR THE KANSAS CITY SOUTHERN RAILWAY COMPANY,
AND CERTAIN SUBSIDIARIES OF KANSAS CITY SOUTHERN
        We will provide the specific terms of these securities in supplements to this prospectus. Information on any selling stockholder, and the time and manner in which the Kansas City Southern or any selling stockholder may offer and sell securities under this prospectus, will be provided under the “Selling Stockholder” section of a prospectus supplement that will be filed supplementing the information in this prospectus.
      The common stock of Kansas City Southern (“KCS”) is listed on the New York Stock Exchange under the symbol “KSU.” On December 1, 2005, the last reported sale price of KCS’s common stock was $25.56 per share.

       For a discussion of certain factors that you should consider before investing in the securities, see “Risk Factors” beginning on page 6 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such information as specified in this prospectus, if different.
The date of this prospectus is December 2, 2005

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the Company or one or more selling stockholders (“Selling Stockholder”) may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the Company or any Selling Stockholder. Each time the Company sells securities, we will provide you with this prospectus and, in certain cases a prospectus supplement containing specific information about the terms of the securities being offered. Each time any Selling Stockholder sells securities, the Selling Stockholder is required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the Selling Stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”
      Unless we have indicated otherwise, references in this prospectus to “KCS” mean Kansas City Southern and references to the “Company,” “we,” “us,” “our,” and similar terms refer to KCS and our consolidated subsidiaries.

RISK FACTORS
Risks Related to Our Business

We compete against other railroads and other transportation providers.
      Our domestic and international operations are subject to competition from other railroads, many of which are much larger and have significantly greater financial and other resources. In addition, we are subject to competition from truck carriers and from barge lines and other maritime shipping. Increased competition has resulted in downward pressure on freight rates. Competition with other railroads and other modes of transportation is generally based on the rates charged, the quality and reliability of the service provided and the quality of the carrier’s equipment for certain commodities. While we must build or acquire and maintain our infrastructure, truck carriers and maritime shippers and barges are able to use public rights-of-way. Continuing competitive pressures and declining margins, future improvements that increase the quality of alternative modes of transportation in the locations in which we operate, or legislation that provides motor carriers with additional advantages, such as increased size of vehicles and less weight restrictions, could have a material adverse effect on our results of operations, financial condition and liquidity.
      If the railroad industry in general, and our Mexican operations in particular, are unable to preserve their competitive advantages vis-a-vis the trucking industry, our projected revenue growth from our Mexican operations could be adversely affected. Additionally, the revenue growth attributable to our Mexican operations could be affected by, among other factors, its inability to grow its existing customer base, negative macroeconomic developments impacting the United States and Mexican economies, and failure to capture additional cargo transport market share from the shipping industry and other railroads.
      In February 2001, a NAFTA tribunal ruled in an arbitration between the United States and Mexico that the United States must allow Mexican trucks to cross the border and operate on United States highways. NAFTA called for Mexican trucks to have unrestricted access to highways in United States border states by 1995 and full access to all United States highways by January 2000. However, the United States has not followed the timetable because of concerns over Mexico’s trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the United States Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the Unites States-Mexico border. These safety rules require Mexican carriers seeking to operate in the United States to pass, among other things, safety inspections, to obtain valid insurance with a United States registered insurance company, to conduct alcohol and drug testing for drivers and to obtain a United States Department of Transportation identification number. Mexican commercial vehicles with authority to operate beyond the commercial zones will be permitted to enter the United States only at commercial border crossings and only when a certified motor carrier safety inspector is on duty. Given these recent developments, there can be no assurance that truck transport between Mexico and the United States will not increase substantially in the future. Such an increase could affect our ability to continue converting traffic to rail from truck transport because it may result in an expansion of the availability, or an improvement of the quality, of the trucking services offered in Mexico.
      We face significant competition from other railroads, in particular the Union Pacific Railroad Company and Burlington Northern Santa Fe Railway Company in the United States and Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”) in Mexico.
      Through TFM’s concession with the Mexican government (the “Concession”) we have the right to control and operate the southern half of the rail-bridge at Laredo, Texas. Under the Concession, TFM must grant to Ferromex the right to operate over a north-south portion of its rail lines between Ramos Arizpe near Monterrey and the city of Queretaro that constitutes over 600 kilometers of TFM’s main track. Using these trackage rights, Ferromex may be able to compete with TFM over its rail lines for traffic between Mexico City and the United States. The Concession also requires TFM to grant rights to use certain portions of its tracks to Ferrosur and the “belt railroad” operated in the greater Mexico City area by the Ferrocarril y Terminal del Valle de Mexico, S.A. de C.V. (the Mexico City Railroad and Terminal), thereby providing Ferrosur with more efficient access to certain Mexico City industries. As a result of having to grant trackage rights to other railroads, we incur additional maintenance costs and lose the flexibility of using a portion of our tracks at all times.
      In recent years, there has been significant consolidation among major North American rail carriers. The resulting merged railroads could attempt to use their size and pricing power to block other railroads’ access to efficient gateways and routing options that are currently and have been historically available. There can be no assurance that further consolidation will not have an adverse effect on our operations.

Our business strategy, operations and growth rely significantly on joint ventures and other strategic alliances.
      Operation of our integrated rail network and our plans for growth and expansion rely significantly on joint ventures and other strategic alliances.
      Our operations are dependent on interchange, trackage rights, haulage rights and marketing agreements with other railroads and third parties that enable us to exchange traffic and utilize trackage we do not own. Our ability to provide comprehensive rail service to our customers depends in large part upon our ability to maintain these agreements with other railroads and third parties. The termination of, or the failure to renew, these agreements could adversely affect our business, financial condition and results of operations. We are also dependent in part upon the financial health and efficient performance of other railroads. For example, much of Tex-Mex’s traffic moves over the UP’s lines via trackage rights, a significant portion of our grain shipments originate with IC&E pursuant to our marketing agreement with it, and BNSF is our largest partner in the interchange of rail traffic. There can be no assurance that we will not be materially adversely affected by operational or financial difficulties of other railroads.
      Pursuant to the Concession, TFM is required to grant rights to use portions of its tracks to Ferromex, Ferrosur and the Terminal Valle de Mexico (the “TVFM”). Applicable law stipulates that Ferromex, Ferrosur and the TVFM are required to grant to TFM rights to use portions of their tracks. Applicable law provides that the Ministry of Transportation is entitled to set the rates in the event that TFM and the party to whom it is granting the rights cannot agree on a rate. TFM and Ferromex have not been able to agree upon the rates each of them is required to pay the other for interline services and haulage and trackage rights. In February 2001, TFM initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation, which subsequently issued a ruling establishing rates using the criteria set forth in the Mexican railroad services law and regulations. TFM and Ferromex appealed the rulings before the Mexican Federal Courts due to, among other things, a disagreement with the methodology employed by the Ministry of Transportation in calculating the trackage rights and interline rates. TFM and Ferromex also requested and obtained a suspension of the effectiveness of the ruling pending resolution of this appeal. We cannot predict whether TFM will ultimately prevail in this proceeding and whether the rates TFM is ultimately allowed to charge will be adequate to compensate it.

Our leverage could adversely affect our ability to fulfill obligations under various debt instruments and operate our business. we are leveraged and will have significant debt service obligations.
      Our level of debt could make it more difficult for us to borrow money in the future, will reduce the amount of money available to finance our operations and other business activities, exposes us to the risk of increased interest rates, makes us more vulnerable to general economic downturns and adverse industry conditions, could reduce our flexibility in planning for, or responding to, changing business and economic conditions, and may prevent us from raising the funds necessary to repurchase all of certain senior notes that could be tendered upon the occurrence of a change of control, which would constitute an event of default on all of the Convertible Preferred Stock that could be put to KCS under certain circumstances. Our failure to comply with the financial and other restrictive covenants in our debt instruments, which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects. If we do not have enough cash to service our debt, meet other obligations and fund other liquidity needs, we may be required to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital. We cannot assure that any of these remedies, including obtaining appropriate waivers from our lenders, can be effected on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.
      In addition, the level of indebtedness at TFM may also limit cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of cash flow from our operations must be dedicated to servicing debt; expose us to risks in exchange rate fluctuations, because any devaluation of the peso would cause the cost of TFM’s dollar-denominated debt to increase; and place us at a competitive disadvantage in Mexico compared to our Mexican competitors that have less debt and greater operating and financing flexibility than TFM does.
      Our business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures and technology, acquisitions, leases and repair of equipment, and maintenance of our rail system. Our failure to make necessary capital expenditures to maintain our operations could impair our ability to accommodate increases in traffic volumes or service existing customers.
      In addition, the Concession will require us to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the Mexican government. We may defer capital expenditures with respect to TFM’s five-year business plan with the permission of the Ministry of Transportation. However, the Ministry of Transportation may not grant this permission, and TFM’s failure to comply with the commitments in its business plan could result in the Mexican government revoking the Concession.

Our business may be adversely affected by changes in general economic, weather or other conditions.
      Our operations may be adversely affected by changes in the economic conditions of the industries and geographic areas that produce and consume the freight that we transport. The relative strength or weakness of the United States and Mexican economies affect the businesses served by us. PCRC and Panarail Tourism Company is directly affected by its local economy. Our investment in PCRC has risks associated with operating in Panama, including, among others, cultural differences, varying labor and operating practices, political risk and differences between the United States and Panamanian economies. Historically, a stronger economy has resulted in improved results for our rail transportation operations. Conversely, when the economy has slowed, results have been less favorable. Our revenues may be affected by prevailing economic conditions and, if an economic slowdown or recession occurs in our key markets, the volume of rail shipments is likely to be reduced.
      Our operations also may be affected by adverse weather conditions. We operate in and along the Gulf Coast of the United States, and our facilities may be adversely effected by hurricanes and other extreme weather conditions. For example, recent hurricanes have adversely effected some of our shippers located along the Gulf Coast and caused interruptions in the flow of traffic within the Southern United States and between the United States and Mexico. As another example, a weak harvest in the Midwest may substantially reduce the volume of business handled for agricultural products customers. Many of the goods and commodities we transport experience cyclical demand. Our results of operations can be expected to reflect this cyclical demand because of the significant fixed costs inherent in railroad operations. Our operations may also be affected by natural disasters or terrorist acts. Significant reductions in our volume of rail shipments due to economic, weather or other conditions could have a material adverse effect on our business, financial condition, results of operations and cash flows.
      The transportation industry is highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas, automotive and agricultural sectors. Any downturn in these sectors could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by industry capacity and demand. For example, global steel and petrochemical prices have decreased in the past. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

Our business is subject to regulation by international, federal, state and local regulatory agencies. our failure to comply with various federal, state and local regulations could have a material adverse effect on our operations.
      We are subject to governmental regulation by international, federal, state and local regulatory agencies with respect to our railroad operations, as well as a variety of health, safety, labor, environmental, and other matters. Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads. Our failure to comply with applicable laws and regulations could have a material adverse effect on our operations, including limitations on our operating activities until compliance with applicable requirements is completed. These government agencies may change the legislative or regulatory framework within which we operate without providing any recourse for any adverse effects on our business that occurs as a result of this change. Additionally, some of the regulations require us to obtain and maintain various licenses, permits and other authorizations, and we cannot assure you that we will continue to be able to do so.

Our business is subject to environmental, health and safety laws and regulations that could require us to incur material costs or liabilities relating to environmental, health or safety compliance or remediation.
      Our operations are subject to extensive international, federal, state and local environmental, health and safety laws and regulations concerning, among other things, emissions to the air, discharges to waters, the handling, storage, transportation and disposal of waste and other materials, the cleanup of hazardous material or petroleum releases, decommissioning of underground storage tanks and noise pollution. Violations of these laws and regulations can result in substantial penalties, permit revocations, facility shutdowns and other civil and criminal sanctions. From time to time, our facilities have not been in compliance with environmental, health and safety laws and regulations and there can be no assurances that we will always be in compliance with such laws and regulations in the future. We incur, and expect to continue to incur, environmental compliance costs, including, in particular, costs necessary to maintain compliance with requirements governing chemical and hazardous material shipping operations, refueling operations and repair facilities. New laws and regulations, stricter enforcement of existing requirements, new spills, releases or violations or the discovery of previously unknown contamination could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, results of operations, financial condition and cash flows.
      In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to the environment or to human health. As a result, we may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resources damages and compensatory or punitive damages relating to harm to property or individuals.
      The United States Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and similar state laws (known as “Superfund laws”) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes joint, strict and several liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site where hazardous substances have been released and persons that arranged for the disposal or treatment of hazardous substances. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws. Given the nature of our business, we presently have environmental investigation and remediation obligations at certain sites, including a former foundry site in Alexandria, Louisiana, and will likely incur such obligations at additional sites in the future. Although we have accrued for environmental liabilities, some of these accruals have been reduced for amounts we expect to recover from third party recoveries. We cannot assure you that the costs associated with these obligations will not be material or exceed the accruals we have established.
      Our Mexican operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection (the “Ecological Law”). The Mexican federal agency in charge of overseeing compliance with and enforcement of the federal environmental law is the Ministry of Environmental Protection and Natural Resources (“Semarnat”). The regulations issued under the Mexican Ecological Law and technical environmental requirements issued by the Semarnat have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. As part of its enforcement powers, Semarnat is empowered to bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities. Under the Ecological Law, the Mexican government has implemented a program to protect the environment by promulgating rules concerning water, land, air and noise pollution, and hazardous substances. We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on TFM’s results of operations, cash flows or financial condition.

Our business is vulnerable to rising fuel costs and disruptions in fuel supplies. Any significant increase in the cost of fuel, or severe disruption of fuel supplies, would have a material adverse effect on our business, results of operations and financial condition.
      We incur substantial fuel costs in our railroad operations and these costs represent a significant portion of our transportation expenses. Fuel expense has increased from approximately 9% of our consolidated operating costs for the full year 2003 to its current level representing approximately 15% of our consolidated operating costs for the third quarter of 2005. This increase has been, in part, offset by fuel surcharges applied to our customer billings. If we are unable to continue the existing fuel surcharge program at KCSR and expand the fuel surcharge program for TFM, our operating results could be materially adversely affected.
      Fuel costs are affected by traffic levels, efficiency of operations and equipment, and petroleum market conditions. The supply and cost of fuel is subject to market conditions and is influenced by numerous factors beyond our control, including general economic conditions, world markets, government programs and regulations and competition. In addition, instability in the Middle East and interruptions in domestic production and refining due to hurricane damage may result in an increase in fuel prices. Significant price increases for fuel may have a material adverse effect on our operating results. Additionally, fuel prices and supplies could also be affected by any limitation in the fuel supply or by any imposition of mandatory allocation or rationing regulations. In the event of a severe disruption of fuel supplies resulting from supply shortages, political unrest, a disruption of oil imports, weather events, war or otherwise, the resulting impact on fuel prices and subsequent price increases could materially adversely affect our operating results, financial condition and cash flows.
      We currently meet, and expect to continue to meet, fuel requirements for our Mexican operations almost exclusively through purchases at market prices from Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”), a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. TFM is party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days written notice to the other at any time. If the fuel contract is terminated and we are unable to acquire diesel fuel from alternate sources on acceptable terms, our Mexican operations could be materially adversely affected.

A majority of our employees belong to labor unions. Strikes or work stoppages could adversely affect our operations.
      We are a party to collective bargaining agreements with various labor unions in the United States. Approximately 83% of KCSR employees are covered under these agreements. Similarly, approximately 71% of TFM employees are subject to collective labor contracts. We may be subject to, among other things, strikes, work stoppages or work slowdowns as a result of disputes with regard to the terms of these collective bargaining agreements and labor contracts or our potential inability to negotiate acceptable contracts with these unions. In the United States, because such agreements are generally negotiated on an industry-wide basis, determination of the terms and conditions of future labor agreements could be beyond our control and, as a result, we may be subject to terms and conditions in amended or future labor agreements that could have a material adverse affect on our results of operations, financial position and cash flows. If the unionized workers in the United States or Mexico were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs.

Our business may be subject to various claims and lawsuits.
      The nature of the railroad business exposes us to the potential for various claims and litigation related to labor and employment, personal injury and property damage, environmental and other matters. We maintain insurance (including self-insurance) consistent with the industry practice against accident-related risks involved in the operation of the railroad. However, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered or that such insurance will continue to be available at commercially reasonable rates. Any material changes to current litigation trends could have a material adverse effect on our results of operations, financial condition and cash flows.
      Due to the nature of railroad operations, claims related to personal injuries and third party liabilities resulting from crossing collisions, as well as claims related to personal property damage and other casualties is a substantial expense to KCS. Personal injury and casualty claims are subject to a significant degree of uncertainty, especially estimates related to personal injuries which have occurred but not yet been reported, therefore, the degree to which injuries have been incurred and the related costs have not yet been determined. Further, the cost of casualty claims is related to numerous factors, including the severity of the injury, the age of the claimant, and the legal jurisdiction. In determining the provision for casualty claims, management must make estimates regarding future costs related to substantially uncertain matters. Changes in these estimates could have a material effect on the results of operations in future periods.

Our business may be affected by future acts of terrorism or war.
      Terrorist attacks, such as those that occurred on September 11, 2001, any government response thereto and war or risk of war may adversely affect our results of operations, financial condition, and cash flows. These acts may also impact our ability to raise capital or our future business opportunities. Our rail lines and facilities could be direct targets or indirect casualties of an act or acts of terror, which could cause significant business interruption and result in increased costs and liabilities and decreased revenues. These acts could have a material adverse effect on our results of operations, financial condition, and cash flows. In addition, insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or certain coverage may not be available in the future.
Risk Factors Relating to Our Operations in Mexico

The concession is subject to revocation or termination in certain circumstances.
      The Mexican government may terminate the Concession granted to TFM as a result of TFM’s surrender of its rights under the Concession, or for reasons of public interest, by revocation or upon TFM’s liquidation or bankruptcy. (The Mexican government would not, however, be entitled to revoke the Concession upon the occurrence of a liquidation or bankruptcy of Grupo TFM.) The Mexican government may also temporarily seize TFM’s assets and its rights under the Concession. The Mexican railroad services law and regulations provide that the Ministry of Communications and Transports (“Ministry of Transportation”) may revoke the Concession upon the occurrence of specified events, some of which will trigger automatic revocation. Revocation or termination of the Concession would prevent TFM from operating its railroad and would materially adversely affect our Mexican operations and ability to make payments on our debt. In the event that the Concession is revoked by the Ministry of Transportation, TFM will receive no compensation, and its interest in its rail lines and all other fixtures covered by the Concession, as well as all improvements made by it, will revert to the Mexican government.

Our ownership of TFM and operations in Mexico subject us to political and economic risks.
      The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on our Mexican operations in particular, as well as on market conditions, prices and returns on Mexican securities, including TFM’s outstanding notes and debentures. The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party with the election of President Vicente Fox Quesada, a member of the National Action Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. National elections will be held again on July 1, 2006. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our Mexican operations. We cannot predict the impact that this new political landscape will have on the Mexican economy. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for TFM’s outstanding notes and debentures, may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.
      The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico. However, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by United States and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain dollars or to convert pesos into dollars for purposes of making interest and principal payments due on indebtedness, to the extent that it may have to effect those conversions. This could have a material adverse effect on our business and financial condition.
      Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Brazil, have recently been experiencing significant economic downturns and market volatility. These events have had an adverse effect on the economic conditions and securities markets of emerging market countries, including Mexico.
      Our Mexican operations may also be adversely affected by currency fluctuations, price instability, inflation, interest rates, regulations, taxation, cultural differences, social instability, labor disputes and other political, social and economic developments in or affecting Mexico.

Downturns in the United States economy or in trade between the United States and Mexico and fluctuations in the peso-dollar exchange rate would likely have adverse effects on our business and results of operations.
      The level and timing of our Mexican business activity is heavily dependent upon the level of United States-Mexican trade and the effects of NAFTA on such trade. Downturns in the United States or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations. Our Mexican operations depend on the United States and Mexican markets for the products TFM transports, the relative position of Mexico and the United States in these markets at any given time, and tariffs or other barriers to trade. Any future downturn in the United States economy could have a material adverse effect on TFM’s results of operations and its ability to meet its debt service obligations as described above.
      Also, fluctuations in the peso-dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports. Although a decrease in the level of exports of some of the commodities that TFM transports to the United States may be offset by a subsequent increase in imports of other commodities TFM hauls into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. Future developments in United States-Mexican trade beyond our control may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities TFM carries.

Any devaluation of the peso would cause the peso cost of TFM’S dollar-denominated debt to increase, adversely affecting its ability to make payments on its indebtedness.
      After a five-year period of controlled devaluation of the peso, on December 19, 1994, the value of the peso dropped sharply as a result of pressure against the currency. In 2004 the peso appreciated against the United States dollar by approximately 0.8%, as compared to depreciation against the United States dollar of 7.4% and 13.9% in 2003 and 2002, respectively.
      Severe devaluation or depreciation of the peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into United States dollars for the purpose of making timely payments of interest and principal on our non-peso denominated indebtedness. Although the Mexican government currently does not restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into United States dollars or transfer foreign currencies out of Mexico, the Mexican government could, as in the past, institute restrictive exchange rate policies that could limit our ability to transfer or convert pesos into United States dollars or other currencies for the purpose of making timely payments of our United States dollar-denominated debt and contractual commitments. Devaluation or depreciation of the peso against the United States dollar may also adversely affect United States dollar prices for our securities. Currency fluctuations are likely to continue to have an effect on our financial condition in future periods.

Mexico may experience high levels of inflation in the future which could adversely affect our results of operations.
      Mexico has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid- and late-1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de Mexico, were:

2000	8.96%
2001	4.40%
2002	5.70%
2003	3.98%
2004	5.20%
      A substantial increase in the Mexican inflation rate would have the effect of increasing some of TFM’s costs, which could adversely affect its results of operations and financial condition. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect TFM’s results of operations.

USE OF PROCEEDS
      If securities are sold by the Company, we will describe the use of proceeds from such sale in the prospectus supplement related to the sale of those securities. If securities are sold by any Selling Stockholder we will describe the use of proceeds, if any, to us in the prospectus supplement related to the sale of those securities.
RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months
	September 30,
	(unaudited)				Year Ended December 31,

	2005(i)		2004		2004		2003		2002		2001		2000

Ratio of earnings to fixed charges (ii)	1.6	x	1.8	x	2.0	x	—	(iii)	1.3	x	1.1	x	1.0x
Ratio of earnings to combined fixed charges and preference dividends (iv)	1.5	x	1.5	x	1.6	x	—	(v)	1.3	x	1.1	x	1.0x

(i)	Income from continuing operations for the nine months ended September 30, 2005, reflects the acquisition of Grupo TFM, effective April 1, 2005 and Mexrail effective January 1, 2005. The acquisitions were accounted for as purchases and are included in the consolidated results of operations for periods following the respective acquisition dates.

(ii)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose “earnings” represent the sum of (i) pretax income from continuing operations adjusted for income (loss) from unconsolidated affiliates, (ii) fixed charges, (iii) distributed income from unconsolidated affiliates and (iv) amortization of capitalized interest, less capitalized interest. “Fixed charges” represent the sum of (i) interest expensed, (ii) capitalized interest, (iii) amortization of deferred debt issuance costs and (iv) one-third of our annual rental expense, which management believes is representative of the interest component of rental expense.

(iii)	For the year ended December 31, 2003, the ratio of earnings to fixed charges was less than 1:1. The ratio of earnings to fixed charges would have been 1:1 if a deficiency of $10.5 million was eliminated.

(iv)	The ratio of earnings to combined fixed charges and preference dividends is computed by dividing earnings by combined fixed charges and preference dividends. For this purpose “earnings” represent the sum of (i) pretax income from continuing operations adjusted for income (loss) from unconsolidated affiliates, (ii) fixed charges, (iii) distributed income from unconsolidated affiliates and (iv) amortization of capitalized interest, less capitalized interest. “Fixed charges” represent the sum of (i) interest expensed, (ii) capitalized interest, (iii) amortization of deferred debt issuance costs, (iv) one-third of our annual rental expense, which management believes is representative of the interest component of rental expense and (v) the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.

(v)	For the year ended December 31, 2003, the ratio of earnings to combined fixed charges and preference dividends was less than 1:1. The ratio of earnings to combined fixed charges and preference dividends would have been 1:1 if a deficiency of $18.2 million was eliminated.
PLAN OF DISTRIBUTION
      Subject to the restrictions described in this prospectus and any prospectus supplement, the Company or any Selling Stockholder may offer and sell or exchange the securities described in this prospectus from time to time in any of the following ways:

•	The securities may be sold through a broker or brokers, acting as principals or agents. Agents designated by the Company or any Selling Stockholder from time to time may solicit offers to purchase the securities. The prospectus supplement will name any such agent who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the securities in respect of which this prospectus is delivered. Transactions through broker-dealers may include block trades in which brokers or dealers will attempt to sell the securities as agent but may position and resell the block as principal to facilitate the transaction. The securities may be sold through dealers or agents or to dealers acting as market makers. Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from us or the Company or any Selling Stockholder and/or the purchasers of the securities for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

•	The securities may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market, or in transactions otherwise than on such exchanges or services or in the over-the-counter market.

•	The securities may be sold in private sales directly to purchasers.

•	The Company or any Selling Stockholder may enter into derivative transactions or forward sale agreements on shares of securities with third parties. In such event, the Company or the Selling Stockholder may pledge the shares underlying such transactions to the counterparties under such agreements, to secure the Company’s or any Selling Stockholder’s delivery obligation. The counterparties or third parties may borrow shares of securities from the Company or the Selling Stockholder or third parties and sell such shares in a public offering. This prospectus may be delivered in conjunction with such sales. Upon settlement of such transactions, the Company or the Selling Stockholder may deliver shares of securities to the counterparties that, in turn, the counterparties may deliver to the Company or the Selling Stockholder or third parties, as the case may be, to close out the open borrowings of securities. The counterparty in such transactions will be an underwriter and will be identified in the applicable prospectus supplement.

•	The Company or any Selling Stockholder may also sell its shares of securities through various arrangements involving mandatorily or optionally exchangeable securities, and this prospectus may be delivered in conjunction with those sales.

LEGAL MATTERS
      Sonnenschein Nath & Rosenthal LLP, Kansas City, Missouri, has issued an opinion to us relating to the legality of the securities being offered by this prospectus. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters of an offering of the securities, that counsel will be named in the prospectus supplement relating to that offering.
EXPERTS
      The consolidated financial statements of Kansas City Southern as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2004, in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference in this registration statement, and upon the authority of said firm as experts in auditing and accounting. The audit report of KPMG LLP covering the consolidated financial statements of Kansas City Southern indicates that KPMG LLP did not audit the financial statements of Grupo TFM as of December 31, 2004 and 2003 and for the years then ended. The financial statements of Grupo TFM as of and for the years ended December 31, 2004 and 2003 were audited by other auditors whose reports have been furnished to KPMG, and KPMG’s opinion, insofar as it relates to the amounts included for Grupo TFM as of and for the year ended December 31, 2004 and 2003, was based solely on the reports of the other auditors. In addition, the audit report of KPMG LLP covering the consolidated financial statements of Kansas City Southern refers to the Company’s adoption, effective January 1, 2003, of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

      The combined and consolidated financial statements of Grupo TFM, as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, which are incorporated in this prospectus by reference to exhibit 99.1 of our annual report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers, S.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.kcsi.com. Information contained on our website is not part of this prospectus.
      In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.
      The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Our current reports on Form 8-K filed on January 6, 2005; January 26, 2005; February 1, 2005; February 15, 2005; February 23, 2005; March 18, 2005; March 29, 2005; April 7, 2005, April 15, 2005; April 26, 2005; May 11, 2005; May 13, 2005; May 26, 2005; June 1, 2005; June 6, 2005; June 7, 2005; June 9, 2005; June 14, 2005; July 20, 2005; July 25, 2005; September 16, 2005; October 3, 2005, October 6, 2005, November 8, 2005, November 21, 2005, and December 2, 2005, and our current report on Form 8-K/ A filed on February 14, 2005.
      All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02, Item 7.01 or disclosures made in accordance with Regulation FD on Item 8.01 in any current report on Form 8-K), prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such document. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02, Item 7.01 or disclosures made in accordance with Regulation FD on Item 8.01 in any current report on Form 8-K) after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Kansas City Southern, P.O. Box 219335, Kansas City, Missouri 64121-9335 (or if by United Parcel Service or some other form of express delivery to 427 West 12th Street, Kansas City, Missouri 64105), Attention: Corporate Secretary’s Office, or if by telephone at (816) 983-1538.

FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated in this prospectus by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in our other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by the use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. These Statements involve a number of risks and uncertainties. Actual results could materially differ from those anticipated by such forward-looking statements. Such differences could be caused by a number of factors or combination of factors including, but not limited to, the factors identified below and the factors discussed above under the heading “Risk Factors.” Readers are strongly encouraged to consider these factors and the following factors when evaluating any forward-looking statements concerning us:

•	whether we are fully successful in executing our business strategy, including capitalizing on NAFTA trade to generate traffic and increase revenues, exploiting our domestic opportunities, establishing new and expanding existing strategic alliances and marketing agreements and providing superior customer service;

•	whether we are successful in retaining and attracting qualified management personnel;

•	whether we are able to generate cash that will be sufficient to allow us to pay principal and interest on our debt and meet our obligations and to fund our other liquidity needs;

•	material adverse changes in economic and industry conditions, both within the United States and globally;

•	the effects of adverse general economic conditions affecting customer demand and the industries and geographic areas that produce and consume commodities carried;

•	the effect of NAFTA on the level of United States-Mexico trade;

•	industry competition, conditions, performance and consolidation;

•	general legislative and regulatory developments, including possible enactment of initiatives to re-regulate the rail industry;

•	legislative, regulatory, or legal developments involving taxation, including enactment of new federal or state income tax rates, revisions of controlling authority, and the outcome of tax claims and litigation;

•	changes in securities and capital markets;

•	natural events such as severe weather, fire, floods, hurricanes, earthquakes or other disruptions of our operating systems, structures and equipment;

•	any adverse economic or operational repercussions from terrorist activities and any governmental response thereto;

•	war or risk of war;

•	changes in fuel prices;

•	changes in labor costs and labor difficulties, including stoppages affecting either our operations or our customers’ abilities to deliver goods to us for shipment; and

•	the outcome of claims and litigation, including those related to environmental contamination, personal injuries and occupational illnesses arising from hearing loss, repetitive motion and exposure to asbestos and diesel fumes.
      We will not update any forward-looking statements to reflect future events or developments. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.